Exhibit (a) (1) (A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

TOBIRA THERAPEUTICS, INC.

at

$28.35 per share plus one non-transferable contractual contingent value right for each share,

which represents the right to receive contingent payments of up to $49.84 in cash in the aggregate per share, if any, upon the achievement of certain milestones by

SAPPHIRE ACQUISITION CORP.

a wholly owned subsidiary of

ALLERGAN HOLDCO US, INC.

and an indirect wholly owned subsidiary of

ALLERGAN plc

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M. EASTERN TIME, ON OCTOBER 31, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Sapphire Acquisition Corp., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of Allergan Holdco US, Inc., a Delaware corporation (which we refer to as “Parent”), an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company (which we refer to as “Allergan”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Tobira Therapeutics, Inc., a Delaware corporation (which we refer to as “Tobira”), at a price of $28.35 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus one nontransferable contractual contingent value right per Share, which represents the right to receive contingent payments of up to $49.84 in cash in the aggregate, if any, if certain specified milestones are achieved, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 19, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Tobira. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Tobira (the “Merger”) as soon as practicable without a vote of the stockholders of Tobira in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), with Tobira continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Tobira or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be cancelled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically cancelled and converted into the right to receive (a) $28.35 per Share, net to the seller in cash (the “Closing Amount”), without interest and less any applicable withholding taxes, plus (b) one non-transferable contractual contingent value right per Share (each, a “CVR”), which represents the right to receive the following cash payments, if any, in each case without interest and less any applicable withholding taxes, with each payment conditioned upon the achievement of the applicable milestone as follows: (i) $13.68 per CVR payable by Parent if, on or before December 31, 2028, the first human is enrolled in a qualifying Phase 3 trial of cenicriviroc (“CVC”), which trial includes, as one of its primary outcome measures, an evaluation of improvement in fibrosis of at least one stage with no worsening of steatohepatitis (or a substantially similar measure with respect to such evaluation or a similar disease characteristic), (ii) $4.53 per CVR payable by Parent if, on or before December 31, 2028, a new drug application is submitted to the United States Food and Drug Administration (the “FDA”) for approval of any pharmaceutical product or combination of co-administered products containing CVC as an active ingredient for the treatment of non-alcoholic steatohepatitis with fibrosis or fibrosis due to non-alcoholic steatohepatitis (“NASH”, and any such product, a “Product”), (iii) $13.56 per CVR payable by Parent if there has been, on or before December 31, 2028, the first sale in the United States in an arm’s length transaction to a third party of a Product whose approved label includes an indication for the treatment of NASH following regulatory approval for marketing of such Product by the FDA (“First Commercial Sale”), and (iv) $18.07 per CVR payable by Parent if, within any four (4) consecutive calendar quarters during the three (3) consecutive year period commencing with the first calendar quarter immediately following the date of the First Commercial Sale, there are worldwide net sales (gross amounts received for sales of the Product, less certain permitted deductions) of a Product exceeding $1 billion (such potential cash payments, together with the Closing Amount, are referred to collectively herein as the “Offer Price”). As a result of the Merger, Tobira will cease to be a publicly traded company and will become wholly owned by Parent. Except as expressly set forth in the CVR Agreement (as defined below), under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:

(i)	the Minimum Condition (as described below),

(ii)	the HSR Condition (as described below) and

(iii)	the Governmental Impediment Condition (as described below).

The Offer is not subject to a financing condition. The Minimum Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet received) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, one minute after 11:59 P.M., on October 31, 2016 (the “Expiration Date”, unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication).

The HSR Condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated. Under the HSR Act, each of Allergan and Tobira expect to file on October 3, 2016 a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer. The Offer may not be consummated until the expiration of a thirty (30) calendar day waiting period following Allergan’s filings, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the thirty (30) calendar day waiting period expires on a Saturday, Sunday or legal public holiday, the waiting period is automatically extended to the end of the next day that is not a Saturday, Sunday or legal public holiday. If within the thirty (30) calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material, the waiting period with respect to the Offer would be extended until thirty (30) calendar days following the date of substantial compliance by Allergan with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration.

The Governmental Impediment Condition requires that, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, there has not been any judgment, order, injunction, decree or ruling, which remains in effect, by any governmental body, restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger and there has not been any action taken or any law promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body that would have the effect of (i) restraining, making illegal, materially delaying or prohibiting the consummation of the Offer or the Merger, (ii) restricting, prohibiting or limiting the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business or assets of Parent, any of its subsidiaries or Tobira or imposing any limitation, restriction or prohibition on the ability of Parent, any of its subsidiaries or Tobira to conduct its business or own such assets, (iii) imposing limitations on the ability of Parent or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of the shares of capital stock of the Surviving Corporation or (iv) requiring Parent or any of its affiliates to divest, dispose of or hold separate all or any portion of the business or assets of Tobira or of Parent or its affiliates. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of Tobira (which we refer to as the “Tobira Board”), among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interest of Tobira and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Tobira of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of Tobira accept the Offer and tender their Shares to Parent pursuant to the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

October 3, 2016

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

212-929-5500 (Call Collect) or

CALL TOLL FREE 800-322-2885

Email: tenderoffer@mackenziepartners.com

October 3, 2016

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Allergan, Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Tobira contained herein and elsewhere in the Offer to Purchase has been provided to Allergan, Parent and Purchaser by Tobira or has been taken from or is based upon publicly available documents or records of Tobira on file with the United States Securities and Exchange Commission (“SEC”) (or other public sources at the time of the Offer). Allergan, Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share, of Tobira Therapeutics, Inc. (the “Shares”).

Price Offered Per Share	$28.35 per Share, net to the seller in cash (the “Closing Amount”), without interest and less any applicable withholding taxes, plus one non-transferable contractual contingent value right per Share (each, a “CVR” or a “Contingent Value Right”), which represents the right to receive the following cash payments, if any, in each case without interest and less any applicable withholding taxes, with each payment conditioned upon the achievement of the applicable milestone as follows: (i) $13.68 per CVR payable by Parent if, on or before December 31, 2028, the first human is enrolled in a qualifying Phase 3 trial of cenicriviroc (“CVC ”), which trial includes, as one of its primary outcome measures, an evaluation of improvement in fibrosis of at least one stage with no worsening of steatohepatitis (or a substantially similar measure with respect to such evaluation or a similar disease characteristic), (ii) $4.53 per CVR payable by Parent if, on or before December 31, 2028, a new drug application is submitted to the United States Food and Drug Administration (the “FDA”), for approval of any pharmaceutical product or combination of co-administered products containing CVC as an active ingredient for the treatment of non-alcoholic steatohepatitis with fibrosis or fibrosis due to non-alcoholic steatohepatitis (“NASH”, and any such product, a “Product”), (iii) $13.56 per CVR payable by Parent if there has been, on or before December 31, 2028, the first sale in the United States in an arm’s length transaction to a third party of a Product whose approved label includes an indication for the treatment of NASH following regulatory approval for marketing of such Product by the FDA (“First Commercial Sale”), and (iv) $18.07 per CVR payable by Parent if, within any four (4) consecutive calendar quarters during the three (3) consecutive year period commencing with the first calendar quarter immediately following the date of the First Commercial Sale, there are worldwide net sales (gross amounts received for sales of the Product, less certain permitted deductions) of a Product exceeding $1 billion (such potential cash payments, together with the Closing Amount, are referred to collectively herein as the “Offer Price”).

Scheduled Expiration of Offer	End of the day, one minute after 11:59 P.M., Eastern Time, on October 31, 2016, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Sapphire Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Allergan Holdco US, Inc., and an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company.

Who is offering to purchase my shares?

Sapphire Acquisition Corp., or Purchaser, a wholly owned subsidiary of Allergan Holdco US, Inc., and an indirect wholly owned subsidiary of Allergan plc, or Allergan, is offering to purchase for cash all of the issued and outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Tobira. See the “Introduction” and Section 8 — “Certain Information Concerning Allergan, Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us”, “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Allergan” to refer to Allergan plc alone, “Parent” to refer to Allergan Holdco US, Inc. alone, the term “Purchaser” to refer to Sapphire Acquisition Corp. alone and the terms “Tobira” and the “Company” to refer to Tobira Therapeutics, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding Shares of Tobira on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to Shares of Tobira common stock.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Tobira. If the Offer is consummated, pursuant to the Merger Agreement (as defined below), Parent intends immediately thereafter to cause Purchaser to consummate the Merger (as described below). Upon consummation of the Merger, Tobira would cease to be a publicly traded company and would be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $28.35 per Share net to the seller in cash, plus one CVR per Share, in each case without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What is a CVR and how does it work?

A CVR represents the contractual right to receive cash, without interest thereon and less any applicable withholding taxes, upon the achievement of certain specified milestones. At or prior to the Offer Acceptance

Time (as defined below), Parent will enter into a Contingent Value Rights Agreement (“CVR Agreement”) with a rights agent mutually agreeable to Parent and Tobira, governing the terms of the CVRs. Each CVR represents the right to receive the following cash payments, without interest thereon and less any applicable withholding taxes, with each payment conditioned upon the achievement of the applicable milestone as follows:

•	Each CVR holder will be entitled to receive $13.68 per CVR payable by Parent if, on or before December 31, 2028, the first human is enrolled in a qualifying Phase 3 trial of CVC, which trial includes, as one of its primary outcome measures, an evaluation of improvement in fibrosis of at least one stage with no worsening of steatohepatitis (or a substantially similar measure with respect to such evaluation or a similar disease characteristic).

•	Each CVR holder will be entitled to receive $4.53 per CVR payable by Parent if, on or before December 31, 2028, a new drug application is submitted to the FDA for approval of any Product.

•	Each CVR holder will be entitled to receive $13.56 per CVR payable by Parent if, on or before December 31, 2028, the First Commercial Sale takes place.

•	Each CVR holder will be entitled to receive $18.07 per CVR payable by Parent, if within any four (4) consecutive calendar quarters during the three (3) consecutive year period commencing with the first calendar quarter immediately following the date of the First Commercial Sale, there are worldwide net sales (gross amounts received for sales of the Product, less certain permitted deductions) of a Product exceeding $1 billion.

See “Section 11 — The Merger Agreement; Other Agreements” of this Offer to Purchase.

Is it possible that no payments will be payable to holders of Contingent Value Rights?

Yes. If none of the milestones above are achieved, no payment will become payable to holders of the CVRs. It is possible that none of the milestones will be achieved, in which case you will receive only the Closing Amount for your Shares and no payments with respect to your CVRs. It is not possible to predict whether a payment will or will not be payable with respect to the CVRs.

May I transfer my Contingent Value Rights?

The CVRs will not be transferable except (i) upon death by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (iv) in the case of CVRs held in book-entry or similar nominee form, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company (“DTC”).

See “Section 11 — The Merger Agreement; Other Agreements” of this Offer to Purchase.

Are there other material terms of the contingent value rights?

In addition to the terms and conditions described above, the CVRs will not have any voting or dividend rights and will not represent any equity or ownership in Allergan, Tobira, Parent or Purchaser. Except as expressly set forth in the CVR Agreement, no interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.

See “Section 11 — The Merger Agreement; Other Agreements” of this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Tobira have entered into an Agreement and Plan of Merger, dated as of September 19, 2016 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Tobira (the “Merger”). If the Minimum Condition (as defined below) is satisfied and we consummate the Offer, we intend to effect the Merger as promptly as practicable without any vote by the stockholders of Tobira pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, provide funding for the Merger, provide funding for the payment in respect of outstanding In The Money Options (as defined below) and outstanding warrants (upon exercise thereof) and repay or refinance certain indebtedness of Tobira is approximately $610.9 million, plus related fees and expenses. In addition, Purchaser estimates that it would need approximately an additional $1,101 million to pay the maximum aggregate amount that holders of the CVRs and former holder of Out of the Money Options would be entitled to in the event that all milestones are timely achieved. Parent and Purchaser anticipate funding such cash requirements from Parent’s available cash.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition;

•	if Purchaser consummates the Offer, it will acquire all remaining Shares for the same consideration in the Merger;

•	the Offer is being made for all outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash); and

•	Parent and/or one or more of its affiliates has, and will arrange for Purchaser to have, sufficient funds available to pay the Closing Amount in respect of all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date (as defined below), to acquire the remaining outstanding Shares in the Merger and to pay any amounts payable with respect to the CVRs on the payment date(s) applicable thereto.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the end of the day, one minute after 11:59 P.M., Eastern Time, on October 31, 2016, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as described below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. In certain circumstances, we are required to extend the Offer beyond the initial Expiration Date, but we will not be required, or permitted without the Company’s consent, to extend the Offer beyond January 19, 2017 (or April 19, 2017, in the event that such date is extended pursuant to the terms of the Merger Agreement) (the “End Date”).

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, (i) if, as of the then-scheduled Expiration Date, any Offer Condition (as defined below) has not been satisfied or waived (to the extent waivable by Purchaser or Parent), Purchaser may, in its discretion, extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, in order to permit the satisfaction of such Offer Condition; (ii) Purchaser will, and Parent will cause Purchaser to, extend the Offer for: (A) the minimum period required by any law, any interpretation or position of the SEC, the staff thereof or any rules and regulations of the NASDAQ applicable to the Offer; and (B) periods of not more than ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any foreign antitrust or competition-related law has expired or been terminated; and (iii) if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, at the request of Tobira, Purchaser will, and Parent will cause Purchaser to, extend the Offer for an additional period of not more than ten (10) business days per extension, in order to permit the satisfaction of such Offer Condition. However, Purchaser is not required to extend the Offer beyond the earlier of the valid termination of the Merger Agreement and the End Date (the “Extension Deadline”) and may not extend the Offer beyond the Extension Deadline without Tobira’s consent. Further, Purchaser is not required to extend the Offer beyond the then-existing Expiration Date for more than three (3) consecutive additional periods not to exceed a total of thirty (30) business days if, as of the applicable Expiration Date, all Offer Conditions have been satisfied or waived except for the Minimum Condition (as defined below). If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (the “Offer Conditions”):

•

the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet “received” as defined by Section 251(h)(6)(f) of the DGCL) in accordance with the terms of the Offer and not validly withdrawn on or prior to one minute after 11:59 P.M., Eastern

Time on the Expiration Date, together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication) (the “Minimum Condition”);

•	the waiting period (or any extension thereof) applicable to the Offer under the HSR Act has expired or been terminated (the “HSR Condition”);

•	other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, there has not been any judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling, which remains in effect, by any governmental body of competent jurisdiction restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger and there has been no action taken or any law promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body that would have the effect of (i) restraining, making illegal, materially delaying or prohibiting the consummation of the Offer or the Merger; (ii) restricting, prohibiting or limiting the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business or assets of Parent, any of its subsidiaries or Tobira or imposing any limitation, restriction or prohibition on the ability of Parent, any of its subsidiaries or Tobira to conduct its business or own such assets; (iii) imposing limitations on the ability of Parent or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of the shares of capital stock of the Surviving Corporation, including the right to vote any shares of capital stock of the Surviving Corporation acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the stockholders of the Surviving Corporation; or (iv) requiring Parent or any of its affiliates to divest, dispose of or hold separate all or any portion of the business or assets of Tobira or of Parent or its affiliates (the “Governmental Impediment Condition”);

•	there is no legal proceeding by any governmental body that has not been resolved, that in each case (i) challenges or seeks to restrain, make illegal, materially delay or prohibit the consummation of the Offer or the Merger or (ii) seeks to (A) restrict, prohibit or limit the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business or assets of Parent, any of its subsidiaries or Tobira, or impose any limitation, restriction or prohibition on the ability of Parent, any of its subsidiaries or Tobira to conduct its business or own such assets; (B) impose limitations on the ability of Parent or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of the shares of capital stock of the Surviving Corporation, including the right to vote any shares of capital stock of the Surviving Corporation acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the stockholders of the Surviving Corporation; or (C) require Parent or any of its affiliates to divest, dispose of or hold separate all or any portion of the business or assets of Tobira or of Parent or its affiliates;

•	the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”);

•	the accuracy of the representations and warranties made by Tobira in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•	the performance or compliance of Tobira in all material respects with all obligations, agreements and covenants required to be performed or complied with by it under the Merger Agreement (the “Covenants Condition”);

•	since the date of the Merger Agreement, there has not occurred any event, occurrence, circumstance, change, condition, state of facts, development or effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (as described below) (the “Material Adverse Effect Condition”); and

•	Parent and Purchaser have received a certificate executed on behalf of the Company by the chief executive officer and the chief financial officer of the Company confirming that the Representations Condition, the Covenants Condition and the Material Adverse Effect Condition have been satisfied.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Purchaser expressly reserves the right to waive any Offer Condition, increase the Offer Price and make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without the prior written consent of Tobira, Parent and Purchaser are not permitted to (i) decrease the Closing Amount, (ii) amend the terms of the CVR or the CVR Agreement, (iii) change the form of consideration payable in the Offer, (iv) decrease the maximum number of Shares sought to be purchased in the Offer, (v) impose conditions on or requirements to the Offer in addition to the Offer Conditions or amend, modify or waive the Minimum Condition, Termination Condition, the HSR Condition or the Government Impediment Condition, (vi) amend or modify any other term of the Offer in a manner that adversely affects any holder of Shares or (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in the Merger Agreement. The Offer may not be withdrawn prior to the Expiration Date of the Offer unless the Merger Agreement is terminated in accordance with its terms.

See Section 15 — “Conditions of the Offer.”

Have any Tobira stockholders entered into agreements with Parent, Purchaser or their affiliates requiring them to tender their Shares pursuant to the Offer?

Yes. In connection with the execution of the Merger Agreement, certain shareholders and one director of Tobira (collectively, the “Supporting Stockholders”) have entered into a Tender and Support Agreement, dated as of September 19, 2016, with Parent and Purchaser (the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, each of the Supporting Stockholders agrees, among other things, subject to certain exceptions, to tender his, her or its Shares (including any Shares acquired upon the exercise of Company Options (as defined below)), pursuant to the Offer, which Shares represent in the aggregate approximately 36.3% of Tobira’s total outstanding Shares as of September 15, 2016, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement. See Section 11 — “The Merger Agreement; Other Agreements” in this Offer to Purchase for a description of the Support Agreement.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three (3) NASDAQ trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three (3) trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares may be withdrawn at any time after December 2, 2016, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Tobira board of directors think of the Offer?

The board of directors of Tobira (which we refer to as the “Tobira Board”), among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interest of Tobira and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Tobira of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of Tobira accept the Offer and tender their Shares to Parent pursuant to the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Tobira.” A more complete description of the reasons for the Tobira Board’s approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to all Tobira stockholders together with this Offer to Purchase.

If the Offer is completed, will Tobira continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we complete the Offer, and accordingly acquire a majority of outstanding Shares, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Tobira pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Tobira (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same Offer Price, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Tobira — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On September 19, 2016, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $4.74. On September 30, 2016, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $39.74. The Closing Amount represents an approximately 403% premium over the September 19, 2016 closing stock price and an approximately 98% premium over Tobira’s 52-week highest closing stock price as of September 19, 2016.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Tobira will not establish a record date for, declare, set aside or pay any dividend or make any other distributions (whether in cash, stock or property) on any shares of any Tobira securities (including the Shares).

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer or the Merger?

No appraisal rights will be available to you in connection with the Offer or the Merger. However, if we accept Shares in the Offer and the Merger is completed, stockholders of Tobira will be entitled to appraisal rights in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

Pursuant to the Merger Agreement, at the Effective Time, each stock option to purchase Shares (“Company Option”) that is outstanding and unexercised, whether or not vested and which has a per share exercise price that is less than the Closing Amount (each, an “In The Money Option”) will be cancelled and converted into the right to receive (a) a cash payment equal to (i) the excess of (x) the Closing Amount over (y) the exercise price payable per Share under such Company Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting) and (b) a CVR with respect to the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting), subject to any applicable withholding or other taxes required by applicable law.

Each Company Option other than an In the Money Option that is outstanding and unexercised at the Effective Time, whether or not vested (each, an “Out of the Money Option”) will be cancelled and converted into the right to receive a cash payment, if any, from Parent with respect to each Share subject to the Out of the Money Option upon each payment under the CVR Agreement (each, a “Valuation Point”) which occurs on or prior to the fifth anniversary of the Effective Time, equal to (a) the amount by which the sum of (i) the Closing Amount, (ii) the amount per Share previously paid in respect of any earlier Valuation Points (if any) and (iii) the amount per Share in cash to be paid at such Valuation Point under the CVR Agreement exceeds the exercise price payable per Share under such Out of the Money Option, less (b) the amount of all payments previously received with respect to such Out of the Money Option. Notwithstanding the foregoing, any Out of the Money Options with an exercise price payable per Share equal to or greater than $78.19 will be cancelled at the Effective Time without any consideration payable therefor.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a holder recognizes, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger.

See Section 5 — “Certain U.S. Federal Income Tax Considerations” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc. Toll-Free at 800-322-2885 or call collect at (212) 929-5500. MacKenzie Partners, Inc. is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Tobira Therapeutics, Inc.:

Sapphire Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Allergan Holdco US, Inc. (“Parent”), an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Tobira Therapeutics, Inc., a Delaware corporation (the “Company” or “Tobira”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 19, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Tobira. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Tobira (the “Merger”) as soon as practicable without a vote of the stockholders of Tobira in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Tobira continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (“Effective Time”) (other than Shares held by Tobira as treasury stock or by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, which Shares will be cancelled and retired and will cease to exist, and other than Shares held by a holder who validly exercises appraisal rights in accordance with Delaware law with respect to the Shares) will be automatically converted into the right to receive (a) $28.35 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (b) one non-transferable contractual CVR per Share, which represents the right to receive the following cash payments, if any, in each case without interest and less any applicable withholding taxes, with each payment conditioned upon the achievement of the applicable milestone as follows: (i) $13.68 per CVR payable by Parent if, on or before December 31, 2028, the first human is enrolled in a qualifying Phase 3 trial of CVC, which trial includes, as one of its primary outcome measures, an evaluation of improvement in fibrosis of at least one stage with no worsening of steatohepatitis (or a substantially similar measure with respect to such evaluation or a similar disease characteristic), (ii) $4.53 per CVR payable by Parent if, on or before December 31, 2028, a new drug application is submitted to the FDA for approval of any Product, (iii) $13.56 per CVR payable by Parent if, on or before December 31, 2028, the First Commercial Sale takes place, and (iv) $18.07 per CVR payable by Parent if, within any four (4) consecutive calendar quarters during the three (3) consecutive year period commencing with the first calendar quarter immediately following the date of the First Commercial Sale, there are worldwide net sales (gross amounts received for sales of the Product, less certain permitted deductions) of a Product exceeding $1 billion. Prior to the Offer Acceptance Time (as defined below), Parent will enter into a Contingent Value Rights Agreement (“CVR Agreement”) with a rights agent mutually agreeable to Parent and Tobira, governing the terms of the contingent consideration. As a result of the Merger, Tobira will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. Except as expressly set forth in the CVR Agreement, under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Tobira stock options in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, the satisfaction of (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”), (b) the Minimum Condition (as described below), (c) the HSR Condition (as described below) and (d) the Governmental Impediment Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet received) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, one minute after 11:59 P.M., Eastern Time, on the Expiration Date, together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication).

The HSR Condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated. Under the HSR Act, each of Allergan and Tobira expect to file on October 3, 2016 a Premerger Notification and Report Form (as defined below) with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer. The Offer may not be consummated until the expiration of a thirty (30) calendar day waiting period following Allergan’s filings, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the thirty (30) calendar day waiting period expires on a Saturday, Sunday or legal public holiday, the waiting period is automatically extended to the end of the next day that is not a Saturday, Sunday or legal public holiday. If within the thirty (30) calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material, the waiting period with respect to the Offer would be extended until thirty (30) calendar days following the date of substantial compliance by Allergan with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration.

The Governmental Impediment Condition requires that, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, (i) there shall not have been issued and remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling by any governmental body of competent jurisdiction restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger and (ii) there shall not have been any action taken or any law promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body that would have the effect of (a) restraining, making illegal, materially delaying or prohibiting the consummation of the Offer or the Merger, (b) restricting, prohibiting or limiting the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business or assets of Parent, any of its subsidiaries or Tobira or imposing any limitation, restriction or prohibition on the ability of Parent, any of its subsidiaries or Tobira to conduct its business or own such assets, (c) imposing limitations on the ability of Parent or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of the shares of capital stock of the Surviving Corporation, including the right to vote any shares of capital stock of the Surviving Corporation acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the stockholders of the Surviving Corporation or (d) requiring Parent or any of its affiliates to divest, dispose of or hold separate all or any portion of the business or assets of Tobira or of Parent or its affiliates.

The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” The Offer is not subject to any financing condition.

The Tobira Board, among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interest of Tobira and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Tobira of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of Tobira accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Tobira Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Tobira (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being furnished to stockholders in connection with the Offer, together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background and Reasons for the Company Board’s Recommendation.”

Tobira has advised Parent that, as of September 15, 2016, (i) 18,821,231 Shares were issued and outstanding, (ii) 3,307,554 Shares were subject to issuance pursuant to all options to purchase Shares (“Company Options”) granted and outstanding under Tobira’s 2007 Stock Plan, 2010 Stock Plan (adopted February 25, 2010), 2013 Equity Compensation Plan (as amended and restated effective May 15, 2015 and further amended effective July 9, 2015) and the Regado Biosciences, Inc. 2004 Equity Compensation Plan (collectively, the “Company Equity Plans”) with a weighted average exercise price of $11.96 per Share, (iii) 52,822 Shares were issuable upon exercise of the warrants for the purchase of shares of Tobira common stock pursuant to certain warrant agreements with a weighted average exercise price of $12.07 per share and (iv) 1,110,773 Shares are reserved for future issuance under Company Equity Plans. Based upon the foregoing, the Minimum Condition would be satisfied if at least 11,090,805 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer.

In connection with the execution of the Merger Agreement, the Supporting Stockholders have entered into a Tender and Support Agreement, dated as of September 19, 2016, with Parent and Purchaser (the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, each of the Supporting Stockholders agrees, among other things, subject to certain exceptions, to tender his, her or its Shares (including any Shares acquired upon the exercise of Company Options), pursuant to the Offer, which Shares represent in the aggregate approximately 36.3% of Tobira’s total outstanding Shares as of September 15, 2016, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement.

Under the Merger Agreement, the board of directors and officers of the Surviving Corporation as of the Effective Time will be the members of the board of directors and officers, respectively, of Purchaser as of immediately prior to the Effective Time, until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the approval of the stockholders of Tobira.

Certain U.S. federal income tax considerations of the exchange of Shares for cash and CVRs pursuant to the Offer or the Merger are described in Section 5 — “Certain U.S. Federal Income Tax Considerations.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Tobira will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer will occur on November 1, 2016 (the “Offer Closing”), unless we extend the Offer pursuant to the terms of the Merger Agreement. The date and time at which such Offer Closing occurs is referred to as the “Offer Acceptance Time”.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition, the HSR Condition, the Governmental Impediment Condition and the other conditions described in Section 15 — “Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must (and Parent must cause Purchaser to) extend the Offer (i) for the minimum period required by any law, any interpretation or position of the SEC or its staff or any rules and regulations of the NASDAQ Stock Market (“NASDAQ”) applicable to the Offer, (ii) for periods of up to ten (10) business days each until any waiting period (and extension thereof) applicable to consummation of the Offer under the HSR Act and any foreign antitrust or competition-related law has expired or been terminated and (iii) for additional periods of up to ten (10) business days per extension at the request of Tobira if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, in order to permit the satisfaction of such Offer Condition. Additionally, Purchaser may, in its discretion, extend the Offer on one or more occasions, if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, to the extent waivable by Purchaser or Parent, for an additional period of up to ten (10) business days per extension, in order to permit the satisfaction of such Offer Condition.

If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares. Purchaser will not be required, or permitted without the Company’s consent, to extend the Offer beyond January 19, 2017 (or April 19, 2017, in the event that the End Date is extended pursuant to the terms of the Merger Agreement) (the “End Date”). Further, Purchaser is not required to extend the Offer beyond the then existing Expiration Date for more than three (3) consecutive additional periods not to exceed a total of thirty (30) business days if, as of the applicable Expiration Date, all Offer Conditions have been satisfied or waived except for the Minimum Condition. Purchaser may not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Tobira.

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the Merger Agreement. However, without the consent of Tobira, we may not (i) decrease the Closing Amount or amend the terms of the CVR or the CVR Agreement, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, the Termination Condition, the HSR Condition or the Governmental Impediment Condition, (vi) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects any holder of Shares in its capacity as such, or (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided in the Merger Agreement.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as practicable following the Offer Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Tobira pursuant to Section 251(h) of the DGCL.

Tobira has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Tobira and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the Offer conditions and the Merger Agreement, Purchaser shall, and Parent shall cause Purchaser to, accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date, and to pay for such Shares promptly after the Offer Acceptance Time. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Closing Amounts for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Except as expressly set forth in the CVR Agreement, under no circumstances will we pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of

Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three (3) NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, Parent, Allergan, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.

Information Reporting and Backup Withholding. Payments made to a stockholder upon such stockholder’s exchange of Shares pursuant to the Offer or the Merger may be subject to information reporting, and the Closing Amounts paid to a holder of Shares may be subject to backup withholding (currently at the rate of 28%). In addition, payments with respect to a CVR may be subject to information reporting and backup withholding. A U.S. Holder (as defined below in Section 5 — “U.S. Federal Income Tax Considerations”) will not be subject to backup withholding if (i) the U.S. Holder (A) furnishes a correct TIN and complies with certain certification procedures (generally, by providing a properly completed and executed IRS Form W-9, which will be included with the applicable Letter(s) of Transmittal to be returned to the Depositary); or (B) otherwise establishes to the satisfaction of the Depositary that such U.S. Holder is exempt from backup withholding tax and (ii) with respect to payments on the CVRs, provides the rights agent with a certification described in clause (i)(A) of this sentence or otherwise establishes an exemption from backup withholding tax.

A non-U.S. Holder (as defined below in Section 5 — “U.S. Federal Income Tax Considerations”) will generally not be subject to backup withholding if the non-U.S. Holder certifies to the applicable withholding agents its exempt status by providing a properly executed IRS Form W-8 BEN-E or W-8 BEN (or other applicable IRS Form W-8). Non-U.S. Holders should consult their own tax advisors to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules from a payment to a stockholder generally will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided that such stockholder timely and properly furnishes the required information to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, one minute after 11:59 P.M., Eastern Time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 2, 2016, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain U.S. Federal Income Tax Considerations.

The following is a summary of certain (1) U.S. federal income tax considerations relating to the Offer and the Merger that may be relevant to stockholders whose Shares are exchanged for cash and CVRs in the Offer or Merger and (2) U.S. federal income tax considerations that may be relevant to U.S. Holders (as defined below) of Shares who properly perfect appraisal rights. This summary is for general information only and is not tax advice. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to differing interpretation and to change, possibly with retroactive effect. This summary assumes that a Holder (as defined below) holds its Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all of the U.S. federal income tax considerations that may be relevant to specific Holders in light of their particular circumstances or to Holders subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, dealers in securities or other Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities (including private foundations), retirement plans, regulated investment companies, real estate investment trusts, subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes and persons who hold Shares through such partnerships or other pass-through entities, controlled foreign corporations, passive foreign investment companies, certain former citizens or residents of the United States, Holders that hold Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, persons that own (or are deemed to own) 5% or more of the outstanding Shares, U.S. Holders that have a “functional currency” other than the U.S. dollar or persons who acquired their Shares pursuant to or in connection with options or other compensation arrangements). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes, and the term “Holder” means a U.S. Holder or a Non-U.S. Holder.

If an entity treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax considerations relating to the Offer and Merger, and the perfection of appraisal rights, as applicable, generally will depend upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the Offer and Merger, and the perfection of appraisal rights, as applicable.

No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax considerations discussed below, and no assurance can be given that the IRS will not take a position contrary to the discussion below, or that a court will not sustain any challenge by the IRS in the event of litigation.

U.S. Holders

Receipt of Cash and CVRs. The receipt of cash and CVRs by a U.S. Holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes, and the timing and potential character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is a significant amount of uncertainty. The installment method of reporting any gain attributable to receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market.

There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs in connection with the Offer or the Merger, as the case may be. The receipt of the CVRs as part of the Offer or Merger consideration might be treated as a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes.

Pursuant to U.S. Treasury Regulations dealing with contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable,” a U.S. Holder should treat the transaction as a “closed transaction” and treat the fair market value of the CVRs as part of the consideration received in the Offer or the Merger for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. Holder should treat the transaction as an open transaction for purposes of determining gain or loss. These Regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable. The following sections discuss the U.S. federal income tax consequences of the receipt of cash and CVRs in exchange for Shares in the event it is treated as an open transaction and, alternatively, in the event it is treated as a closed transaction. There is no authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as “open transactions” or “closed transactions,” and such question is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their tax advisors regarding this issue. The CVRs also may be treated as debt instruments for U.S. federal income tax purposes. However, as such treatment is unlikely, the discussion below does not address the tax consequences of such a characterization. We urge you to consult your tax advisor with respect to the proper characterization of the receipt of a CVR.

Treatment as Open Transaction

If the transaction is treated as an “open transaction” for U.S. federal income tax purposes, the fair market value of the CVRs would not be treated as additional consideration for the Shares at the time the CVRs are received in the Offer or the Merger, as the case may be, and the U.S. Holder would have no tax basis in the CVRs. Instead, the U.S. Holder would take payments under the CVRs into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. A portion of such payments would be treated as interest income under Section 483 of the Code (as discussed below) and the balance, in general, as additional consideration for the disposition of the Shares. Payments of cash pursuant to the Offer or Merger, plus the portion of payments on the CVRs not treated as imputed interest, will generally first be applied to reduce a U.S. Holder’s adjusted tax basis in the Shares. A U.S. Holder will then recognize gain to the extent of any cash received pursuant to the Offer or the Merger or the portion of CVR payments not treated as imputed interest received after the U.S. Holder’s adjusted tax basis has been reduced to zero. A U.S. Holder will recognize loss to the extent of any remaining basis after the basis reduction described in the previous sentence, although it is possible that such Holder may not be able to recognize such loss until the resolution of all contingencies under the CVRs or possibly until such Holder’s abandonment of the Holder’s

CVRs. Gain or loss recognized in the transaction must be determined separately for each identifiable block of Shares (i.e., Shares acquired at the same cost in a single transaction). Any such gain or loss will be long-term if the Shares were held for more than one year prior to such disposition. The deductibility of capital losses is subject to certain limitations.

The portion of any payment made with respect to a CVR treated as imputed interest under Section 483 of the Code will be determined at the time such payment is made and generally should equal the excess of (1) the amount of the CVR payment over (2) the present value of such amount as of the closing of the Offer or the Effective Time, as the case may be, calculated using the applicable federal rate as the discount rate. The applicable federal rate is published monthly by the IRS. The relevant applicable federal rate will be the lower of the lowest applicable federal rate in effect during the three month period ending with the month that includes the date on which the Merger Agreement was signed or the lowest applicable federal rate in effect during the three month period ending with the month that includes the date of the consummation of the Offer or the Merger, as applicable. A U.S. Holder must include in its taxable income interest imputed pursuant to Section 483 of the Code using such Holder’s regular method of accounting for U.S. federal income tax purposes.

Treatment as Closed Transaction

If the receipt of the CVRs is treated as, or determined to be, part of a closed transaction for U.S. federal income tax purposes, then a U.S. Holder of Shares generally would recognize capital gain or loss, if any, in the same manner as if the transaction were an open transaction, except that a U.S. Holder would take into account the “reasonably ascertainable” fair market value of the CVR determined on the date of the consummation of the Offer or the Merger, as applicable, as an additional amount realized for purposes of calculating gain or loss with respect to the exchange of Shares pursuant to the Merger. It is possible that the trading value of Tobira’s common stock would be considered along with other factors in determining whether the value of the CVR is reasonably ascertainable. A U.S. Holder’s initial tax basis in a CVR received in either the Offer or the Merger would equal the fair market value of such CVR as determined for U.S. federal income tax purposes. The holding period for a CVR would begin on the day following the date of the closing of the Offer or the Effective Time, as the case may be. There is no authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs would be uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. In addition, it is unclear how a U.S. Holder of the CVRs would recover its adjusted tax basis with respect to payments thereon. It is also possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest under Section 483 of the Code (as described above under “Treatment as Open Transaction”).

Medicare Tax. In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include payments made to a U.S. Holder of Shares upon such U.S. Holder’s exchange of Shares pursuant to the Offer or the Merger.

Perfection of Appraisal Rights. The above discussion does not apply to U.S. Holders of Shares who properly perfect appraisal rights. Generally, a U.S. Holder of Shares who perfects appraisal rights with respect to such U.S. Holder’s Shares will recognize capital gain or loss equal to the difference between such U.S. Holder’s tax basis in those Shares and the amount of cash paid in exchange for those Shares, except that a portion of the cash paid may be taxable as interest.

Non-U.S. Holders

Any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “U.S. Holders”), except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate); or

•	the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time of the Merger, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).

Generally, if payments are made to a Non-U.S. Holder with respect to a CVR, such Non-U.S. Holder may be subject to withholding at a rate of 30% (or lower applicable treaty rate) of the portion of any such payments treated as imputed interest (as discussed above under “Treatment as Open Transaction”), unless such Non-U.S. Holder establishes its entitlement to exemption from or a reduced rate of withholding under an applicable tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E) to the applicable withholding agents.

FATCA. In certain circumstances, the Foreign Account Tax Compliance Act provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”) imposes a withholding tax of 30% on certain U.S.-source interest and other income, and, after December 31, 2018, on the gross proceeds of a disposition of property of a type that can produce certain U.S.-source interest or other income, held by or through certain financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which Shares or CVRs are held will affect the determination of whether Parent or another applicable withholding agent will be required to withhold tax at a rate of 30% on any portion of payments made pursuant to the Offer or Merger, or on the CVRs, that are treated as imputed interest. Such withholding tax will generally be in lieu of, rather than in addition to, the 30% withholding tax described in the preceding paragraph. Similarly, certain U.S. source interest and other income payable and, after December 31, 2018, gross proceeds from the disposition of property of a type that can produce certain U.S.-source interest or other income held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the payor generally will be required to provide to the IRS. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under an applicable tax treaty under certain circumstances. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the receipt of payments pursuant to the Offer or the Merger.

As discussed above, the tax treatment of the CVRs is unclear, and it is possible that Parent or another withholding agent would withhold amounts with respect to the CVRs. Non-U.S. Holders are urged to consult their own tax advisors.

Information Reporting and Backup Withholding.

Information reporting generally will apply to payments to a Holder pursuant to the Offer or the Merger, unless such Holder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. In addition, payments with respect to a CVR may be subject to information reporting and backup withholding. Any payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder (i) provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption and (ii) with respect to payments on the CVRs, provides the rights agent with the certification documentation in clause (i) of this sentence or otherwise establishes an exemption from backup withholding tax.

The information reporting and backup withholding rules that apply to payments to a Holder pursuant to the Offer and Merger generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E) or otherwise establishes an exemption.

Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such U.S. Holder on a timely basis to the IRS.

Tax information provided to a U.S. Holder and the IRS on IRS Form 1099-B for the year of the Merger may reflect only the cash amounts paid to the U.S. Holder on the Merger and not the fair market value of the U.S. Holder’s interest in payments made (or to be made) on the CVRs. Accordingly, a U.S. Holder that treats the Merger as a “closed transaction” for U.S. federal income tax purposes may receive an IRS Form 1099-B reporting an amount received that is less than the amount such U.S. Holder will realize in the year of the Merger. In addition, any Form 1099-B a U.S. Holder receives with respect to payments on the CVRs may reflect the entire amount of the CVR payments paid to the U.S. Holder (except imputed interest) and therefore may not take into account the fact that the U.S. Holder already included the value of the such payments in such U.S. Holder’s amount realized in the year of the Merger. As a result, U.S. Holders reporting under this method should not rely on the amounts reported to them on IRS Forms 1099-B with respect to the Merger. U.S. Holders are urged to consult their tax advisors regarding how to accurately report their income under this method.

THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE MERGER OR THE OWNERSHIP OF CVRS. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE OFFER AND MERGER IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES. NOTHING IN THIS SUMMARY IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	Price Range of Shares; Dividends.

The Shares currently trade on NASDAQ under the symbol “TBRA.” Tobira advised Parent that, as of September 15, 2016, (i) 18,821,231 Shares were issued and outstanding, (ii) 3,307,554 Shares were subject to issuance pursuant to Company Options with a weighted average exercise price of $11.96 per Share, (iii) 52,822 Shares were issuable upon exercise of the warrants for the purchase of shares of Tobira common stock pursuant to certain warrant agreements with a weighted average exercise price of $12.07 per share and (iv) 1,110,773 Shares are reserved for future issuance under Company Equity Plans. Based upon the foregoing, the Minimum Condition would be satisfied if at least 11,090,805 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer.

The following table sets forth, for the periods indicated, the high and low closing prices per Share for each quarterly period, as reported on NASDAQ. Tobira has never declared any cash dividends on its Shares.

	High		Low
Year Ended December 31, 2014
First Quarter	$121.50	*	$43.20	*
Second Quarter	114.84	*	45.90	*
Third Quarter	61.56	*	8.89	*
Fourth Quarter	10.35	*	7.44	*
Year Ended December 31, 2015
First Quarter	$14.40	*	$7.74	*
Second Quarter	22.76		10.62	*
Third Quarter	17.52		9.42
Fourth Quarter	13.55		9.14
Year Ended December 31, 2016
First Quarter	$10.12		$6.37
Second Quarter	14.34		7.18
Third Quarter (through September 19, 2016)	12.89		3.89

*	These prices predate the 9:1 reverse stock split on May 5, 2015 and are rounded to the nearest tenth.

On September 19, 2016, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $4.74. On September 30, 2016, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on NASDAQ was $39.74. The Closing Amount represents an approximately 403% premium over the September 19, 2016 closing stock price and an approximately 98% premium over Tobira’s 52-week highest closing stock price as of September 19, 2016.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Tobira will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Tobira securities (including the Shares) or set a record date therefor.

7.	Certain Information Concerning Tobira.

Except as specifically set forth herein, the information concerning Tobira contained in this Offer to Purchase has been taken from or is based upon information furnished by Tobira or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Tobira’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. Tobira was incorporated under the laws of the State of Delaware on December 19, 2001. On May 4, 2015, Regado Biosciences, Inc. completed its business combination with Tobira Development, Inc. (formerly known as Tobira Therapeutics, Inc.) pursuant to which Tobira became publicly traded. Tobira’s principal offices are located at 701 Gateway Blvd., Suite 300, South San Francisco, California 94080, and its telephone number is (650) 741-6625.

The following description of Tobira and its business has been taken from Tobira’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 and is qualified in its entirety by reference to such Form 10-Q. Tobira is a clinical-stage biopharmaceutical company focused on the development and commercialization of therapies to treat liver disease, inflammation, fibrosis and human immunodeficiency virus (“HIV”). The

Company’s lead product candidate, CVC, is an immunomodulator and dual inhibitor of CCR2 and CCR5 being evaluated for the treatment of NASH, primary sclerosing cholangitis and as an adjunctive therapy to standard of care in HIV. The Company’s products also include evogliptin, a DPP-4 inhibitor, which the Company plans to develop for NASH in combination with CVC. The Company operates in one reportable segment in the United States.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Tobira is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Tobira’s directors and officers, their remuneration, stock options granted to them, the principal holders of Tobira’s securities, any material interests of such persons in transactions with Tobira and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 20, 2016. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Tobira, that file electronically with the SEC.

8.	Certain Information Concerning Allergan, Parent and Purchaser.

Allergan is a public limited company incorporated in Ireland and an indirect parent of Parent. Allergan’s principal executive offices are located at Clonshaugh Business and Technology Park, Coolock, Dublin, D17 E400, Ireland. The telephone number of Allergan is (862) 261-7000. Allergan, through its subsidiaries, markets a portfolio of best-in-class products that provide valuable treatments for the central nervous system, eye care, medical aesthetics, gastroenterology, women’s health, urology and anti-infective therapeutic categories, and operated the world’s third-largest global generics business, providing patients around the globe with increased access to affordable, high-quality medicines. Allergan is an industry leader in research and development, with one of the broadest development pipelines in the pharmaceutical industry.

Parent is a Delaware corporation and an indirect wholly owned subsidiary of Allergan. Parent is primarily a holding company for certain United States assets of Allergan.

Purchaser is a Delaware corporation formed on September 15, 2016, solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Tobira will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent.

Parent’s principal executive offices are located at 2444 Dupont Drive, Irvine, California 92612. Purchaser’s principal executive offices are located at Morris Corporate Center III, 400 Interpace Parkway, Parsippany, New Jersey 07054. The telephone number for both Parent and Purchaser is (862) 261-7000.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five (5) years, none of Allergan, Parent or Purchaser or, to the best knowledge of Allergan, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, (i) none of Allergan, Parent or Purchaser or, to the best knowledge of Allergan, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Allergan, Parent or Purchaser, or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Allergan, Parent or Purchaser or, to the best knowledge of Allergan, Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, none of Allergan, Parent or Purchaser or, to the best knowledge of Allergan, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Tobira (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Allergan, Parent or Purchaser or, to the best knowledge of Allergan, Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Tobira or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Allergan, Parent, or Purchaser or any of their subsidiaries, or, to the best knowledge of Allergan, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Tobira or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two (2) years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Purchaser estimates that it will need approximately $610.9 million, plus related fees and expenses, to purchase all of the Shares pursuant to the Offer, make payments in respect of outstanding In the Money Options and outstanding warrants (upon exercise thereof), fund amounts that will become payable under Tobira’s credit agreement with Oxford Finance, LLC, and pay the Merger Consideration and consummate the Merger. In addition, Purchaser estimates that it would need approximately an additional $1,101 million to pay the maximum aggregate amount that holders of the CVRs and former holders of Out of the Money Options would be entitled to in the event that all milestones are timely achieved. Parent will provide Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger with Tobira and the other transactions contemplated by the Merger Agreement, which are expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent expects to obtain the necessary funds from available cash.

Purchaser does not believe its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition;

•	if Purchaser consummates the Offer, it will acquire all remaining Shares for the same consideration in the Merger;

•	the Offer is being made for all outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash); and

•	Parent and/or one or more of its affiliates has, and will arrange for Purchaser to have, sufficient funds available to purchase all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date, to acquire the remaining outstanding Shares in the Merger and to pay any amounts payable with respect to the CVRs on the payment dates applicable thereto.

10.	Background of the Offer; Past Contacts or Negotiations with Tobira.

The information set forth below regarding Tobira not involving Parent, Purchaser or Allergan was provided by Tobira, and none of Parent, Purchaser, Allergan or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Purchaser, Allergan or any of their affiliates or representatives participated.

Background of the Offer

The following is a description of material contacts between representatives of Parent, Purchaser or Allergan and representatives of Tobira that resulted in the execution of the Merger Agreement. For a review of Tobira’s additional activities, please refer to Tobira’s Schedule 14D-9 that will be filed with the SEC and mailed to all Tobira stockholders.

The board of directors of Allergan, together with Allergan’s senior management, regularly evaluates business development opportunities, including licensing, collaboration and strategic acquisitions. Allergan routinely engages in informal discussions with participants in the pharmaceutical industry, including, from time to time, with venture capital investors in respect of their portfolio companies. During the past two years, Tobira and Allergan have on occasion had informal discussions about the status of Tobira’s development programs.

On June 21, 2016, Brenton L. Saunders, the Chief Executive Officer and President at Allergan, and other representatives of Allergan, met for dinner with Dennis Podlesak, the Chairman of the Board of Directors of Tobira (the “Tobira Board”), Dr. Eckard Weber, a member of the Tobira Board, and a representative of Domain Associates LLC (“Domain”), in New York, New York and, among other industry topics, discussed Tobira’s lead product candidate, cenicriviroc (“CVC”).

On June 30, 2016, Mr. Saunders contacted Mr. Podlesak and indicated an interest in potentially acquiring Tobira ahead of the receipt of results from Tobira’s Phase 2b clinical trial, CENTAUR, for treatment of non-alcoholic steatohepatitis (“NASH”) in adults with liver fibrosi (the “CENTAUR Study”).

On July 5, 2016, Allergan submitted a non-binding expression of interest to acquire Tobira for $310 million in upfront consideration, payable in cash, plus certain contingent value rights (“CVRs”) to receive further consideration upon achievement of certain milestones, and indicated that the proposal was subject to further due diligence (the “July 5 Proposal”). Specifically, the CVRs would pay, in the aggregate, either (i) $740 million if the CENTAUR Study met its primary outcome measure and key secondary outcome measure or (ii) $100 million if the CENTAUR Study met only its primary outcome measure and not the secondary. In addition, the CVRs would pay, in the aggregate, $500 million if, at 104 weeks, the CENTAUR Study met its key secondary outcome measure. There were no financing contingencies with the July 5 Proposal.

On July 6, 2016, Allergan was contacted by a representative of Tobira and told that the July 5 Proposal was insufficient.

On or around July 7, 2016, Mr. Saunders contacted Mr. Podlesak to discuss Allergan’s continued interest in pursuing a transaction, requesting guidance as to Tobira’s view of the July 5 Proposal.

On July 8, 2016, Allergan was contacted by a representative of Tobira who indicated that for a proposal to be potentially of interest to the Tobira Board it would need to meaningfully increase the total consideration offered and allocate significantly more value to upfront consideration over the July 5 Proposal.

On July 11, 2016, a representative of Allergan communicated to a representative of Tobira that Allergan would not be submitting an improved revised proposal due to the proximity of receipt of the impending CENTAUR Study results.

On July 15, 2016, a representative of Tobira met for lunch with a representative of Allergan in San Francisco, California, and discussed Allergan’s continuing interest in the Company and CVC.

On July 25, 2016, Tobira publicly announced the results of the CENTAUR Study.

During the week before August 1, 2016, a representative of Allergan contacted Mr. Podlesak, expressing that Allergan was interested in reviewing data from the CENTAUR Study.

On August 1, 2016, Allergan, Inc., a wholly owned subsidiary of Allergan, and Tobira entered into a Confidentiality Agreement concerning the sharing of information, including data related to the CENTAUR Study.

On August 2, 2016, members of Tobira’s management team met with members of Allergan’s due diligence team at Allergan’s officers in Jersey City, New Jersey and presented data from the CENTAUR Study. At this meeting, representatives of Allergan expressed continued interest in a potential acquisition of Tobira, which Allergan subsequently reiterated at various times during the month of August.

On August 5, 2016, Allergan was given access to a virtual data room, which included additional materials regarding Tobira’s publicly disclosed clinical programs, including the CENTAUR Study.

On August 12, 2016, Mr. Saunders contacted Mr. Podlesak and expressed a continuing interest in acquiring Tobira.

On August 26, 2016, Allergan submitted a revised non-binding expression of interest to acquire Tobira for $400 million in upfront consideration, payable in cash, plus CVRs to receive, in the aggregate, (i) $500 million upon the first commercial sale of CVC for the treatment of NASH (included in the label) and (ii) $500 million upon reaching $2 billion in net sales within three years of launch, and indicated that the proposal was subject to further due diligence (the “August 26 Proposal”). There were no financing contingencies with the August 26 Proposal.

On August 29, 2016, members of Allergan’s due diligence team visited Tobira’s offices in South San Francisco, California for a full day meeting, which included a presentation to address Allergan’s due diligence questions.

On September 1, 2016, Allergan engaged Covington & Burling, LLP (“Covington”) to assist with due diligence, negotiation and other aspects of the potential transaction.

On September 4, 2016, in a telephone conversation between Allergan and Tobira’s financial advisors from Citigroup Global Markets, Inc. (“Citi”) and Centerview Partners LLC (“Centerview”), Allergan increased its proposal to $450 million in upfront consideration, payable in cash, plus CVRs to receive, in the aggregate, (i) $150 million payable upon initiation of a qualified Phase 3 clinical trial, (ii) $300 million upon the first commercial sale of CVC for the treatment of NASH (included in the label) and (iii) $200 million after achieving $1 billion in cumulative net sales over four consecutive quarters within the first three years of launch (the “September 4 Proposal”).

On September 6, 2016, representatives of Allergan, including Mr. Saunders, and Mr. Podlesak, Dr. Weber and a representative of Domain met at Allergan’s offices in New Jersey. Mr. Podlesak indicated that Allergan should provide a revised proposal to meaningfully improve upon the September 4 Proposal with a focus on increasing the upfront and near-term milestone consideration.

Later on September 6, 2016, Allergan submitted a revised non-binding expression of interest to acquire Tobira for $450 million in upfront consideration, payable in cash, plus CVRs to receive, in the aggregate, (i) $200 million upon enrollment of the first patient in a Phase 3 study of CVC with an FDA agreed approvable primary endpoint of “improvement with fibrosis by at least one stage with no worsening of steatohepatitis”, (ii) $350 million upon the first commercial sale of CVC for the treatment of NASH (included in the label) and (iii) $400 million upon reaching $1 billion in cumulative net sales over four consecutive calendar quarters within the first three years of launch, and indicated that the proposal was subject to further due diligence (the “September 6 Proposal”). There were no financing contingencies with the September 6 Proposal.

Following receipt of the September 6 Proposal, representatives of Citi and Centerview, who had been retained as financial advisors to Tobira in connection with the transaction, contacted Allergan and proposed that the net sales milestone reflected in the September 6 Proposal be revised to cover the first five years of launch (as opposed to the first three years). Representatives of Allergan indicated that Allergan was not willing to improve the September 6 Proposal in this regard.

Later on September 6, 2016, representatives of Tobira advised representatives of Allergan that Tobira was prepared to proceed with Allergan on the basis of the September 6 Proposal and work toward negotiating and finalizing definitive agreements. Allergan was advised that Tobira had engaged Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as legal advisor in connection with the transaction.

From September 6, 2016 until September 19, 2016, members of Tobira’s management team and members of Allergan’s business development and research and development teams, as well as Allergan’s outside legal and accounting advisors, met multiple times to discuss Tobira’s intellectual property portfolio, pre-clinical and clinical programs, corporate due diligence and other various due diligence matters.

On September 7, 2016, representatives of Citi provided to Allergan initial drafts of the Merger Agreement and the CVR Agreement. The Merger Agreement contemplated a transaction effected through a tender offer followed by a short-form merger under Section 251(h) of the DGCL if, prior to the expiration of the offer period, Tobira’s stockholders tendered shares representing more than 50% of the then outstanding shares of Tobira’s common stock (on a fully diluted basis) and such tendered shares have been irrevocably accepted for exchange and received by the depositary. On September 8, 2016, Skadden provided to Covington an updated draft of the CVR Agreement.

On September 8, 2016, Mr. Saunders contacted Mr. Podlesak and indicated that Allergan was preparing draft employment agreements to be provided to certain key Tobira employees in order to retain those individuals following consummation of the transaction.

Late in the evening on September 12, 2016, Covington sent revised drafts of the Merger Agreement and the CVR Agreement to Skadden and Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (“GDSVF&H”), outside legal counsel to Tobira assisting alongside Skadden.

On September 13, 2016, Covington provided a draft of the Support Agreement to Skadden and GDSVF&H, pursuant to which certain stockholders of Tobira (collectively holding less than 40% of the outstanding shares of Tobira common stock) would agree, among other things, to tender their shares in the tender offer.

Also on September 13, 2016, a representative of Allergan contacted a representative of Tobira and reiterated Allergan’s desire to provide employment terms to key Tobira personnel (indicating that Allergan wanted to present terms to nine employees).

During the period from September 13, 2016 through September 17, 2016, Skadden, GDSVF&H and Covington conducted a number of conference calls and exchanged drafts of the Merger Agreement, CVR Agreement and Support Agreement, during which they negotiated the terms and conditions of the Merger Agreement, the CVR Agreement and the Support Agreement, including, among other terms, the antitrust clearance covenant, carve-outs to the definition of material adverse effect, Allergan’s ability to extend the Offer, the drop dead date, the ability of the Tobira Board to change its recommendation, Tobira’s termination fee, the triggers for payment of the contingent consideration under the CVR Agreement and the timing for Allergan and key Tobira employees to discuss post-closing employment arrangements.

On September 14, 2016, Mr. Saunders contacted Mr. Podlesak and indicated that he expected Allergan to be in a position to finalize the transaction on the evening of September 20 (with an announcement on the morning of September 21) and that Allergan expected to provide proposed employment arrangements to key Tobira personnel in order to retain these individuals.

On September 15, 2016, a representative of Allergan sent Dr. Fischer a document containing proposed terms of employment. Also on September 15, 2016, representatives of Tobira and Allergan agreed that Allergan would be permitted to engage with key Tobira employees regarding post-closing employment arrangements once all open issues in the Merger Agreement, CVR Agreement and Support Agreement were agreed to and finalized.

On September 17, 2016, representatives of Tobira informed representatives of Allergan of the existence of another potential buyer with an offer that was viewed as superior to the September 6 Proposal and was capable of being announced on the same timeline as Allergan’s proposed transaction. Allergan communicated that it anticipated submitting a revised proposal.

On the evening of September 17, 2016, Allergan submitted a further revised non-binding expression of interest to acquire Tobira for $550 million in upfront consideration, payable in cash, plus CVRs to receive, in the aggregate, (i) $200 million upon enrollment of the first patient in a qualified Phase 3 study of CVC intended to support regulatory approval of CVC and including as one of its primary outcome measures “improvement with fibrosis by at least one stage with no worsening of steatohepatitis”, (ii) $350 million upon the first commercial sale of CVC for the treatment of NASH (included in the label) and (iii) $400 million after achieving $1 billion in cumulative net sales over four consecutive quarters within the first three years of launch (the “September 17 Proposal”). Like the previous proposals, there were no financing contingencies with the September 17 Proposal.

Also on the evening of September 17, 2016, Allergan and Tobira, through their representatives at Covington, Skadden and GDSVF&H, confirmed that all open issues in the Merger Agreement, CVR Agreement and Support Agreement, and all exhibits and schedules thereto, had been resolved.

Following the September 17 Proposal and confirmation that no open issues remained unresolved with respect to the transaction documents, Allergan sent to Dr. Fischer employment offer letters for nine Tobira employees, including Dr. Fischer, Eric Lefebvre and Helen Jenkins. From September 18 through September 20,

2016, Allergan and such Tobira employees and their counsel engaged in conversations and finalized the terms of such offer letters. The terms of the offer letters sent to the three of these nine employees who are executive officers of Tobira are summarized under Item 12 “—Plans for Tobira”.

On September 18, 2016, representatives of Tobira advised Allergan that it was requesting that Allergan and the other leading bidder submit their final offers by 3:00 p.m., Eastern Time, the following day, indicating that Allergan should increase aggregate consideration and allocate more consideration to the upfront payment and near-term milestones.

On the morning of September 19, 2016, a representative of Allergan contacted a representative of Tobira, who reiterated the guidance given the prior day.

At 3:00 p.m., Eastern Time, on September 19, 2016, Allergan submitted its final offer of $595 million in upfront consideration (equating to approximately $28.35 per share, based on Allergan’s assumptions regarding Tobira’s fully diluted outstanding shares), payable in cash, plus CVRs to receive, in the aggregate, (i) $300 million upon enrollment of the first patient in a qualified Phase 3 study of CVC intended to support regulatory approval of CVC and including as one of its primary outcome measures “improvement with fibrosis by at least one stage with no worsening of steatohepatitis”, (ii) $100 million upon submission of a new drug application to the FDA with respect to a product containing CVC as an active ingredient for NASH, (iii) $300 million upon the first commercial sale of CVC for the treatment of NASH (included in the label) and (iii) $400 million after achieving $1 billion in cumulative net sales over four consecutive quarters within the first three years of launch (the “September 19 Proposal”).

On September 19, 2016, Allergan and its representatives completed its due diligence on Tobira. On that same date, the boards of directors of Parent and Purchaser approved the Merger Agreement and related transactions, on the terms reflected by the September 19 Proposal.

Additionally on September 19, 2016, and following receipt of the September 19 Proposal, the Tobira Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, advisable and in the best interests of Tobira and its stockholders; (ii) declared that it was advisable for Tobira to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Tobira of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger will be effected pursuant to Section 251(h) of the DGCL; and (v) recommended that Tobira’s stockholders tender their Shares pursuant to the Offer.

On the evening of September 19, 2016, Tobira, Parent and Purchaser entered into the Merger Agreement and Parent, Purchaser and certain stockholders of Tobira entered into the Support Agreement.

On the morning of September 20, 2016, Tobira and Allergan issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release has been filed as Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the SEC and is incorporated herein by reference.

On October 3, 2016, Purchaser commenced the Offer. During the Offer, Parent and Purchaser intend to have ongoing contacts with Tobira, its directors, officers and stockholders.

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the

Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Allergan, Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding its terms of the Offer and the Merger. It is not intended to provide any other factual information about Parent, Purchaser or Tobira. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by Tobira to Parent and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Offer Acceptance Time or to receive the Merger Consideration (as defined below) or have certain unexercised warrants assumed at the Effective Time. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer no later than October 3, 2016. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” the Merger Agreement provides that Purchaser shall, and Parent shall cause Purchaser to, accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the applicable Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement. Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer shall occur on November 1, 2016, unless we extend the Offer pursuant to the terms of the Merger Agreement.

Purchaser expressly reserves the right to waive any Offer Condition, to increase the Offer Price and to make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that Tobira’s prior written approval is required for Parent or Purchaser to:

•	decrease the Closing Amount;

•	amend the terms of the CVR or the CVR Agreement;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions or requirements on the Offer in addition to the Offer Conditions;

•	amend, modify or waive the Minimum Condition, the Termination Condition, the HSR Condition or the Governmental Impediment Condition;

•	amend any other term of the Offer in a manner that adversely affects any holder of Shares in its capacity as such; or

•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as required or permitted by the terms of the Merger Agreement.

The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, to the extent waivable by Purchaser or Parent, Purchaser may, in its discretion, extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied;

•	Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for the minimum period required by any law, any interpretation or position of the SEC or its staff or any rules and regulations of the NASDAQ applicable to the Offer;

•	Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related law has expired or been terminated; and

•	if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, at the request of Tobira, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied.

However, Purchaser is not required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement in compliance with its terms and the End Date (such earlier occurrence, the “Extension Deadline”) and may not extend the Offer beyond the Extension Deadline without Tobira’s consent. Further, Purchaser is not required to extend the Offer beyond the then existing Expiration Date for more than three (3) consecutive additional periods not to exceed a total of thirty (30) business days if, as of the applicable Expiration Date, all Offer Conditions have been satisfied or waived except for the Minimum Condition. Purchaser may not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Tobira.

Purchaser has agreed that it will terminate the Offer immediately upon any termination of the Merger Agreement.

The CVR Agreement. The Merger Agreement provides that at or prior to the Offer Acceptance Time, Parent and a rights agent mutually agreeable to Parent and Tobira will execute and deliver the CVR Agreement.

Board of Directors and Officers. Under the Merger Agreement, the board of directors and officers of the Surviving Corporation as of the Effective Time will be the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time, until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Tobira, the separate existence of Purchaser will cease, and Tobira will continue as the Surviving Corporation in the Merger. The Merger will be effected under Section 251(h) of the DGCL. Accordingly, Parent, Purchaser and Tobira have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the Offer Acceptance Time without a vote of Tobira’s stockholders in accordance with Section 251(h) of the DGCL.

As of the Effective Time, the certificate of incorporation of Tobira will, by virtue of the Merger and without any further action, be amended and restated in its entirety as set forth on Annex III to the Merger Agreement and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation.

The bylaws of Purchaser immediately prior to the Effective Time will be the bylaws of the Surviving Corporation at and immediately after the Effective Time, except that references to the name of Purchaser will be replaced by references to the name of the Surviving Corporation.

The obligations of Tobira, Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	Purchaser (or Parent on Purchaser’s behalf) must have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer; and

•	there shall be no temporary restraining order, preliminary or permanent injunction or other order, decree or ruling by any governmental body in effect restraining, enjoining or otherwise preventing the consummation of the Merger, and no governmental body shall have promulgated, enacted, issued or deemed applicable to the Merger any law which prohibits or makes illegal the consummation of the Merger.

Conversion of Capital Stock at the Effective Time. Shares outstanding immediately prior to the Effective Time (other than Shares held by Tobira as treasury stock or Shares held by Parent, Purchaser or any other subsidiary of Parent, which will be cancelled and retired and cease to exist without consideration or payment; and Shares held by a holder who exercises appraisal rights in accordance with Delaware law with respect to such Shares) will be converted at the Effective Time into the right to receive (a) $28.35 per Share, net to the seller in cash, plus (b) one CVR, in each case, without interest and less any applicable withholding taxes (collectively, the “Merger Consideration”).

Each share of Purchaser’s common stock outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

The holders of certificates or book-entry shares, which immediately prior to the Effective Time represented Shares, shall cease to have any rights with respect to such Shares other than (a) the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration; (b) rights provided with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, such consideration as determined pursuant to Section 262 of the DGCL; or (c) rights provided with respect to Shares under any other applicable law.

Treatment of Equity Awards. Pursuant to the Merger Agreement, each Company Option that is outstanding and unexercised at the Effective Time, whether or not vested and which has a per-share exercise price that is less than the Closing Amount (each, an “In the Money Option”) will be cancelled and converted into the right to receive (a) a cash payment equal to (i) the excess, if any, of the (x) Closing Amount over (y) the exercise price payable per Share under such Company Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting) and (b) a CVR with respect to the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting), subject to any applicable withholding or other taxes required by applicable law.

Each Company Option other than an In the Money Option that is outstanding and unexercised at the Effective Time, whether or not vested (each, an “Out of the Money Option”) will be cancelled and converted into the right to receive a cash payment, if any, from Parent with respect to each Share subject to the Out of the Money Option upon each payment date under the CVR Agreement (each, a “Valuation Point”) which occurs on or prior to the fifth anniversary of the Effective Time, equal to (a) the amount by which the sum of (i) the Closing Amount, (ii) the amount per Share previously paid in respect of any earlier Valuation Points (if any) and (iii) the amount per Share in cash to be paid at such Valuation Point under the CVR Agreement exceeds the exercise price payable per Share under such Out of the Money Option, less (b) the amount of all payments previously received with respect to such Out of the Money Option. Notwithstanding the foregoing description, any Out of the Money Options with an exercise price payable per Share equal to or greater than $78.19 will be cancelled at the Effective Time without any consideration payable therefor.

Treatment of Warrants. At the Effective Time, Parent shall assume each of (i) the warrant to purchase 1,039 Shares at an exercise price of $108.19 per Share issued by Regado Biosciences, Inc. (predecessor to Tobira) to Comerica Bank, and (ii) the warrants to purchase 51,783 Shares at an exercise price of $10.14 per Share issued by Tobira to Oxford Finance, LLC, in each case to the extent such warrants are unexercised and unexpired, on the terms and conditions set forth in such warrants.

Representations and Warranties. This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or Tobira, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by Tobira to Parent in connection with the Merger Agreement. The representations and warranties were negotiated with the principal purpose of allocating risk among the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, Tobira has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	capitalization;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;

•	financial statements and SEC filings;

•	disclosure controls and internal controls over financial reporting;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	absence of certain changes since Tobira’s financial statements for the period ending June 30, 2016;

•	since December 31, 2015, the absence of a Material Adverse Effect (as defined below);

•	title to assets;

•	real property matters;

•	intellectual property;

•	privacy, data and computer systems;

•	material contracts;

•	absence of undisclosed liabilities;

•	legal and regulatory compliance;

•	compliance with anti-corruption and anti-bribery laws;

•	permits and licenses and compliance with laws;

•	taxes;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	environmental matters;

•	insurance;

•	absence of litigation;

•	state takeover statutes;

•	required consents and approvals and non-contravention of laws, governance documents or agreements;

•	opinion of its financial advisors;

•	brokers’ fees and expenses; and

•	related party transactions.

Some of the representations and warranties in the Merger Agreement made by Tobira are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any event, occurrence, circumstance, change, condition, state of facts, development or effect which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the ability of Tobira to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger), the CVR Agreement and the Support Agreement (collectively, the “Transactions”) on or before the End Date or (b) the business, assets, condition (financial or otherwise) or results of operations of Tobira. Clause (b) of the definition of “Material Adverse Effect” excludes the following from constituting or being taken into account in determining whether there has been a Material Adverse Effect:

(i)	any change in the market price or trading volume of Tobira’s stock or change in Tobira’s credit ratings (except that the underlying causes of any such change may be considered to the extent not otherwise excepted);

(ii)	any event, occurrence, circumstance, change or effect resulting from the announcement, pendency or performance of the Transactions (subject to specified exceptions);

(iii)	any event, occurrence, circumstance, change or effect generally affecting the industries in which Tobira operates or in the economy generally or other general business, financial or market conditions;

(iv)	any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations with respect to currency exchange rates;

(v)	any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity, natural disaster or any other similar event;

(vi)	any regulatory or clinical changes, events or developments after the date of the Merger Agreement (A) resulting from (1) any studies sponsored by Tobira completed prior to the date of the Merger Agreement or certain clinical studies specified in Tobira’s confidential disclosure letter or (2) any end of phase 2 clinical trial meetings with the FDA (including any FDA communications in connection with such meetings), to the extent that such end of phase 2 clinical trial meetings relate to clinical studies referred to in clause (1) (subject to specified exceptions); (B) with respect to any product of any competitor of Tobira (in each case, clauses (A) and (B), including any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations); or (C) any guidance, announcement or publication by the FDA relating to the regulatory approval of therapeutics for the treatment of NASH;

(vii)	the failure of Tobira to meet internal or analysts’ expectations or projections (except that the underlying causes of any such failure may be considered to the extent not otherwise excepted);

(viii)	any adverse effect arising directly from or otherwise directly relating to any action taken by Tobira at the express written direction of Parent; or

(ix)	any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with, or any action taken for the purpose of complying with any change in, any law or United States generally accepted accounting principles (or interpretations thereof) (except, in the cases of the foregoing paragraphs (iii), (iv), (v) and (ix), to the extent that Tobira is disproportionately adversely affected thereby as compared with other participants in the industries in which Tobira operates).

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Tobira with respect to:

•	corporate matters, such as organization, standing, power and authority;

•	authority relative to the Merger Agreement and the CVR Agreement;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	absence of litigation;

•	sufficiency of funds to consummate the Offer and the Merger;

•	ownership of securities of Tobira;

•	independent investigation regarding Tobira; and

•	brokers’ fees and expenses.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or the ability to consummate the transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement will survive the Effective Time.

Conduct of Business Pending the Merger. Tobira has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, except as expressly provided by the Merger Agreement or required by applicable law, as consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed) or as disclosed prior to execution of the Merger Agreement in Tobira’s confidential disclosure letter, Tobira will (i) conduct its business in the ordinary course consistent with past practice, and (ii) use its commercially reasonable efforts to preserve intact its material assets, properties, contracts, licenses and business organization and to preserve satisfactory business relationships with licensors, licensees, lessors and others having material business dealings with Tobira.

Tobira has further agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, except as expressly provided by the Merger Agreement or required by applicable law, as consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed) or as disclosed prior to execution of the Merger Agreement in Tobira’s confidential disclosure letter, Tobira will not, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	establish a record date for, declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) in respect of any securities of Tobira (including the Shares);

•	repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of the Shares;

•	split, combine, subdivide or reclassify any Shares or other equity interests;

•	issue, sell, grant, deliver, pledge, transfer, encumber or authorize any of the foregoing for any securities of Tobira, other than Shares issuable upon exercise of the Company Options or Company Warrants outstanding on the date of the Merger Agreement and in accordance with their respective terms;

•	establish, adopt, terminate or materially amend any employee benefit plan, including any employment, consulting, severance or similar arrangement;

•	amend or waive any of Tobira’s material rights under, or accelerate the vesting under, any provision of any employee benefit plan;

•	grant any employee, individual independent contractor or director any increase in compensation, bonuses or other benefits (subject to certain exceptions);

•	make any contribution to Tobira’s 401(k) plan other than as required under the terms of such plan as in effect on the date of the Merger Agreement, or make any required contribution to Tobira’s 401(k) plan in Shares;

•	enter into any change-in-control or similar agreement with any executive officer, employee, director or individual independent contractor;

•	enter into or amend (i) any employment, severance or other material agreement with any executive officer or director or (ii) any employment, severance or other material agreement with any non-executive officer employee with an annual base salary greater than $125,000 or any consulting agreement with an individual independent contractor with an annual compensation greater than $125,000;

•	hire any employee with an annual base salary in excess of $125,000 (except in replacement of any departing employee, subject to certain conditions);

•	terminate the employment or services (other than for cause) of any officer, employee, director or independent contractor;

•	forgive any loans to directors, officers or employees of Tobira;

•	pay or award, or commit to pay or award, any bonuses or incentive compensation (including equity compensation);

•	take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any equity plan (including any equity-based awards), except as required to effect the treatment of Company Options under the Merger Agreement;

•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

•	form any subsidiary, acquire any equity interest in any other entity or enter into any joint venture, partnership, alliance or similar arrangement;

•	make or authorize any capital expenditure, except capital expenditures incurred in the ordinary course of business that do not exceed, individually or in the aggregate, $100,000;

•

acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise subject to any encumbrance any material right or other material asset or property, including intellectual property rights, except for (i) the granting of non-exclusive licenses in the ordinary course of business consistent with past practice, (ii) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of business of Tobira and (iii) capital expenditures incurred in the ordinary course of business that do not exceed, individually or in the aggregate, $100,000;

•	lend money or make capital contributions or advances to, or make investments or capital contributions in, any person;

•	incur, assume or guarantee any indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of Tobira;

•	redeem, repurchase, prepay, defease, cancel or otherwise acquire any indebtedness or debt securities;

•	except in the ordinary course of business consistent with past practice, amend or modify in any material respect, or waive any material rights under or voluntarily terminate, any material contract, or enter into any contract which would be a material contract;

•	except as required by applicable law, (i) make any change to any accounting method, principle or practice or accounting period used for tax purposes that has a material effect on taxes; (ii) rescind or change any material tax election; (iii) file an amended material tax return; (iv) enter into a closing agreement with any governmental body regarding any material tax liability or assessment; (v) settle, compromise or consent to any material tax claim or assessment or surrender a right to a material tax refund; or (vi) waive or extend the statute of limitations (or file any extension request) with respect to any material tax or material tax return;

•	settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than any settlement, release, waiver or compromise that results solely in monetary obligations of not more than $500,000 in the aggregate (net of insurance proceeds received) or results in no monetary or other material non-monetary obligation of Tobira subject to certain exceptions, including with respect to any legal proceedings relating to the Transactions or key license agreements;

•	commence any material legal proceeding, other than in the ordinary course of business;

•	enter into any collective bargaining agreement or other agreement with any labor organization;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	enter into any new line of business;

•	relinquish, abandon or permit to lapse, or fail to take any action necessary to maintain, enforce and protect, any material intellectual property rights;

•	fail to maintain in full force and effect insurance policies covering Tobira and its material properties, business, assets and operations in a form and amount consistent with past practice in all material respects; or

•	authorize, agree or commit to take any of the foregoing actions.

Access to Information. From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, upon reasonable advance notice, Tobira has agreed to provide Parent and Parent’s officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors and other advisors and representatives (collectively, “Representatives”) reasonable access during Tobira’s normal business hours to Tobira’s Representatives, designated personnel, offices and assets, and to all existing books, records, documents and information relating to Tobira, as Parent or Parent’s Representatives may reasonably request, and to promptly provide all reasonably requested information regarding Tobira’s business, in each case for any reasonable business purpose related to the consummation of the Transactions and subject to customary exceptions and limitations.

Notice of Certain Events. Tobira and Parent have agreed to promptly notify the other of (i) any notice or communication received from any governmental body in connection with the Transactions or from any person alleging that the consent of such person may be required in connection with the Transactions; (ii) any legal proceeding relating to the Transactions; or (iii) the occurrence or impending occurrence of a Material Adverse Event, with respect to Tobira, or any effect, change, event or occurrence that would or would reasonably be likely to, individually or in the aggregate, materially impair, prevent or materially delay or impede Parent’s or Purchaser’s ability to consummate the Transactions in a timely manner, with respect to the Parent.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification, advancement of expenses, exculpation from liabilities and insurance rights in favor of Tobira’s current and former directors and officers, whom we refer to as “indemnitees,” with respect to acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time). Specifically, Parent has agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees as provided in Tobira’s certificate of incorporation or bylaws or under any agreement filed as an exhibit to specified SEC filings of Tobira or listed on the confidential disclosure letter provided by Tobira to Parent and Purchaser with respect to all matters occurring prior to or at the Effective Time will continue in full force and effect in accordance with their respective terms for a period of six (6) years from the Effective Time.

In addition, Parent has agreed that it will cause the Surviving Corporation to (and the Surviving Corporation has agreed that it will) indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Tobira or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of Tobira as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising out of the fact that the Indemnified Person is or was a director or officer of Tobira or is or was serving at the request of Tobira as a director or officer of another person, to the fullest extent permitted under applicable law. The Merger Agreement provides that each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation in accordance with the organizational documents and any indemnification agreements of the Surviving Corporation as in effect on the date of the Merger Agreement. If and only to the extent required by the DGCL or the Surviving Corporation’s organizational documents or any indemnification agreements, any Indemnified Person to whom expenses are advanced may be required to provide an undertaking to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification. Further, the Surviving Corporation will reasonably cooperate in the defense of any such matter.

Parent and the Surviving Corporation have agreed to maintain in effect for a period of six (6) years after the Effective Time, in respect of facts or events occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by Tobira’s existing directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as Tobira’s policies existing on the date of the Merger Agreement; however, neither Parent nor the Surviving Corporation will be required to pay with respect to such insurance policies, in the aggregate for all six (6) years, more than 300% of the aggregate annual premium most recently paid by Tobira for such insurance. In lieu of the foregoing, Parent or the Surviving Corporation may purchase a six (6)-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate cost of such policy not to be in excess of the maximum contemplated by the preceding sentence).

Reasonable Best Efforts. Each of Tobira and Parent has agreed to use its respective reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. In particular, each party has agreed to use reasonable best efforts to (i) make all filings (if any) and give all notices (if any) required to be made and given pursuant to any material contract in connection with the Offer and the Merger and the other Transactions, (ii) seek each consent (if any) required to be obtained pursuant to any material contract in connection with the Transactions and (iii) seek to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third person (other than a governmental body under the antitrust laws) against such party.

Antitrust Laws. Each of Tobira, Parent and Purchaser has agreed to use its reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate every impediment under any antitrust laws that may be asserted by any governmental body, so as to enable the closing to occur as promptly as practicable, but in no case later than the End Date, including providing as promptly as reasonably practicable and advisable all information required by any governmental body pursuant to its evaluation of the Transactions under the HSR Act or other applicable antitrust law. Notwithstanding anything to the contrary in the Merger Agreement, Parent and its affiliates shall not be required to, and, without the prior written consent of Parent, Tobira shall not, sell, license, divest or dispose of or hold separate (through the establishment of a trust or otherwise), before or after the Offer Acceptance Time or the Effective Time, any entities, products or product lines, assets, intellectual property rights or businesses or agree to any restriction on the conduct of such businesses. Further, in no event shall Parent, Purchaser or any of their respective subsidiaries be obligated to litigate or participate in the litigation of any action, whether judicial or administrative, brought by any governmental body challenging or seeking to restrain, prohibit or place conditions on the consummation of the Transactions.

Each of Tobira, Parent and Purchaser will (and will cause their respective affiliates, if applicable, to): (i) as promptly as reasonably practicable and advisable, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents are required to be made with, or obtained from, any other governmental bodies in connection with the Transactions.

In addition Tobira, Parent and Purchaser have also agreed, until the Effective Time or the termination of the Merger Agreement pursuant to its terms, to: (i) promptly notify the other parties of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a governmental body or brought by a third party before any governmental body, in each case, with respect to the Transactions under antitrust laws, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iii) promptly inform the other parties of any communication to or from the FTC, DOJ or any other governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (iv) promptly furnish to the other party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other parties and consider in good faith the views of the other parties in connection with any written analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vi) except as may be prohibited by any governmental body or by any law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the Transactions, permit authorized Representatives of the other parties to be present at each in-person meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any governmental body in connection with such request, inquiry, investigation, action or legal proceeding. Parent, however, shall, on behalf of the parties, control and make the final determination as to the appropriate strategy relating to any filing or submission which is necessary under the HSR Act.

Employee Matters. Parent has agreed that, for a period of one year following the Effective Time, it will provide, or it will cause to be provided, to those employees of Tobira who are employed by Tobira as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation (or any affiliate thereof) during such one-year period (the “Continuing Employees”) base salary and base wages, short-term cash incentive compensation opportunities and benefits (including severance benefits but excluding equity based compensation) that are no less favorable in the aggregate to those provided either (i) to such Continuing Employees immediately prior to the execution of the Merger Agreement or (ii) to Parent employees who are similarly situated to such Continuing Employees.

Parent has also agreed that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under Tobira’s health and welfare benefit plans immediately prior to the Effective Time). However, Parent or the Surviving Corporation may amend or terminate any such health or welfare benefit plan at any time, and, if Parent or the Surviving Corporation amends or terminates such plans, the Continuing Employees shall be eligible to participate in the Surviving Corporation’s health and welfare benefit plans to the extent that such plans’ coverage is replacing comparable coverage such Continuing Employees received pursuant to a Tobira plan immediately prior to the Effective Time.

Continuing Employees will receive service credit for purposes of eligibility and vesting (but not for the purposes of benefit accrual) under any employee benefit plans of Parent and/or the Surviving Corporation for service prior to the Effective Time with Tobira, its affiliates or their respective predecessors to the same extent that such service was recognized under a corresponding Tobira health and welfare benefit plan prior to the Effective Time. In addition, Parent and/or the Surviving Corporation shall credit each Continuing Employee with paid time off equal to the accrued and unused paid time off such Continuing Employees had with Tobira as of the Effective Time. For purposes of determining the amount of paid time off only, to the extent that service is relevant for benefit levels, Parent has agreed to ensure that any employee plan of Parent and/or the Surviving Corporation will credit Continuing Employees for service prior to the Effective Time with Tobira to the same extent that such service was recognized prior to the Effective Time under the corresponding employee plan of Tobira.

To the extent requested in writing by Parent at least ten (10) days prior to the Offer Acceptance Time, Tobira will take all actions that may be necessary to terminate Tobira’s 401(k) plan at least one (1) day prior to, and subject to the occurrence of, the Effective Time.

Security Holder Litigation. In the event that any litigation related to the Merger Agreement, the Offer, the Merger or the other Transactions is brought by any stockholder or other holder of any Tobira securities (whether directly or on behalf of Tobira or otherwise) against Tobira and/or its directors or officers, Tobira is required to promptly notify Parent of such litigation and to keep Parent reasonably informed with respect to the status thereof. Tobira has agreed to give Parent (a) the opportunity to participate in the defense of any such litigation, (b) the right to review and comment on all material filings or responses to be made by Tobira in connection with such litigation (and Tobira will give due consideration to Parent’s comments and other advice with respect to such litigation) and (c) the right to consult on any settlement with respect to such litigation, and no such settlement will be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Takeover Laws. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including Section 203 of the DGCL) (each, a “Takeover Law”) may become, or may purport to be, applicable to the Transactions, Parent and Tobira have agreed to use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

Section 16 Matters. Tobira and the Tobira Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for the purposes of Section 16(b) of the Exchange Act, the disposition and cancellation (or deemed disposition and cancellation) of Shares and Company Options in the

Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Stock Exchange Delisting and Deregistration. Prior to the Closing Date, Tobira has agreed to cooperate with Parent and to use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable laws and rules and policies of NASDAQ to enable delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

No Solicitation. Except as described below, until the earlier of the Effective Time or the valid termination of the Merger Agreement pursuant to its terms, Tobira has agreed not to, and to cause its directors, officers and employees not to, and to direct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly:

(i)	continue any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal (as defined below);

(ii)	solicit, initiate or knowingly facilitate or encourage (including by way of furnishing information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

(iii)	engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(iv)	approve, adopt, endorse or recommend or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(v)	take any action to exempt any person (other than Parent and its subsidiaries) from the restrictions on “business combinations” or any similar provision contained in applicable Takeover Laws or Tobira’s organizational and other governing documents;

(vi)	waive or release any person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other contract; or

(vii)	resolve or agree to do any of the foregoing.

Tobira agreed to request, as promptly as reasonably practicable (and in any event within two (2) business days) following the date of the Merger Agreement, the prompt return or destruction of all information or documents previously furnished to any person (other than Parent, its affiliates and their respective Representatives) that had made or indicated an intention to make an Acquisition Proposal and all material incorporating such information created by any such person.

Notwithstanding the above limitations, if Tobira receives after the date of the Merger Agreement and prior to the Offer Acceptance Time a bona fide written Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement, Tobira and its Representatives may contact such person or groups of persons solely to clarify and understand the terms and conditions of such Acquisition Proposal solely to determine whether such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer (as defined below). If the Tobira Board determines in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, that such an Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and that the failure to take such action (as described below) would be inconsistent with its fiduciary duties under applicable law, Tobira and its Representatives may take the following actions:

(x)	furnish, pursuant to an Acceptable Confidentiality Agreement (as defined below), information (including non-public information) with respect to Tobira to the person or groups of persons who have made such Acquisition Proposal (provided, that substantially concurrently therewith, Tobira provides any such information to Parent to the extent access to such information was not previously provided to Parent or its Representatives); and

(y)	engage or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal.

In the case of each of clauses (x) and (y) above, at or prior to the first time Tobira furnishes such information or participates in any such discussions or negotiations, Tobira must provide written notice to Parent of the required determination of the Tobira Board as described above, together with the identity of the person or group making such Acquisition Proposal. Additionally, Tobira must provide Parent with a copy of any Acceptable Confidentiality Agreement (for informational purposes only) within forty-eight (48) hours of the execution thereof. Under the Merger Agreement “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are not less favorable in the aggregate to Tobira than those contained in the Confidentiality Agreement dated August 1, 2016, as amended, between Tobira and Allergan, Inc. and (ii) does not prohibit Tobira from providing any of the information described above to Parent.

Tobira is required to notify Parent promptly (but in any event within twenty-four (24) hours) of the receipt by Tobira or any of its Representatives of any inquiry, proposal or offer with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal. Tobira is further required to (i) provide Parent a copy of any written Acquisition Proposal and a summary of any material unwritten terms and conditions thereof, (ii) identify the person making such inquiry, proposal or offer, and (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis (and in any event within twenty-four (24) hours of such material development, discussion or negotiation).

“Acquisition Proposal” means any proposal or offer from any person or group, including any amendment or modification to any existing proposal or offer, relating to, in a single transaction or series of related transactions, any (i) acquisition or license of assets of Tobira equal to 15% or more of Tobira’s consolidated assets or to which 15% or more of Tobira’s revenues or earnings on a consolidated basis are attributable; (ii) issuance or acquisition of 15% or more of Tobira’s outstanding Common Stock; (iii) recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of Tobira’s outstanding Common Stock; or (iv) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Tobira that if consummated would result in any person or group beneficially owning 15% or more of Tobira’s outstanding Common Stock (in the case of each of foregoing paragraphs (i) through (iv), other than the Transactions).

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (except that references to 15% in the definition of Acquisition Proposal shall be deemed to be 50%) which the Tobira Board determines, in its good faith judgment, after consultation with outside legal counsel and its financial advisors of nationally recognized reputation, (i) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing, termination fees, any expense reimbursement provisions and whether such Acquisition Proposal is fully financed) of the proposal and the person making the proposal and other aspects of the Acquisition Proposal that the Tobira Board deems relevant, and (ii) if consummated, would result in a transaction more favorable to Tobira’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions (including any changes to the terms of the Merger Agreement and the agreements contemplated by the Merger Agreement proposed by Parent pursuant to the terms thereof).

Nothing in the Merger Agreement shall prohibit Tobira from taking and disclosing to Tobira’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act. Any such position or disclosure (other than a “stop, look and listen” communication)

may constitute a Company Adverse Change Recommendation (as defined below) unless the Tobira Board expressly and concurrently reaffirms the Company Board Recommendation (as defined below).

Recommendation Change. As described above, and subject to the provisions described below, the Tobira Board has determined to recommend that the stockholders of Tobira accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Company Board Recommendation.” The Tobira Board also agreed to include the Company Board Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, prior to the Effective Time or the termination of the Merger Agreement pursuant to its terms, neither the Tobira Board nor any committee thereof may:

(i)	withdraw, withhold or qualify (or modify in a manner adverse to Parent or Purchaser) or publicly propose an intention to do any of the foregoing with respect to the Company Board Recommendation;

(ii)	adopt, approve, recommend or declare advisable any Acquisition Proposal or publicly propose to take any of the foregoing actions;

(iii)	after receipt or public announcement of an Acquisition Proposal (other than a tender offer or exchange offer), fail to publicly affirm the Company Board Recommendation within three (3) business days after a written request by Parent to do so (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Offer Acceptance Time);

(iv)	following the commencement of a tender offer or exchange offer relating to the Shares by a person unaffiliated with Parent, fail to affirm the Company Board Recommendation and recommend that Tobira’s stockholders reject such tender offer or exchange offer within three (3) business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Offer Acceptance Time); or

(v)	fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to Tobira’s stockholders (any action described in the foregoing paragraphs (i) through (iv) is referred to as a “Company Adverse Change Recommendation”).

The Merger Agreement further provides that the Tobira Board will not approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or cause or allow Tobira to execute or enter into any contract, letter of intent, memorandum of understanding, agreement in principle or term sheet with respect to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or requiring, or reasonably expected to cause, Tobira to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the Offer Acceptance Time, the Tobira Board may, subject to compliance with the other provisions summarized under this “—Recommendation Change” heading, make a Company Adverse Change Recommendation in response to a Superior Offer or (provided Tobira is not in material breach of the non-solicitation provisions) terminate the Merger Agreement in order to enter into an agreement with respect to such Superior Offer. However, such action may only be taken if:

(i)	the Tobira Board determines in good faith (after consultation with its outside legal counsel) that the applicable Acquisition Proposal constitutes a Superior Offer;

(ii)	the Tobira Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

(iii)	Tobira has given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating the Merger Agreement at least five (5) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) and, if desired by Parent, during such five (5)-business day period has negotiated in good faith with respect to any revisions to the terms of the Merger Agreement or another proposal to the extent proposed by Parent so that such Acquisition Proposal would cease to constitute a Superior Offer; and

(iv)	Tobira (A) has provided to Parent information with respect to such Acquisition Proposal as well as a copy of any acquisition agreement with respect to such Acquisition Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to Tobira, a written summary of the material terms thereof), (B) has given Parent the five (5)-business day period after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and (C) after giving effect to the proposals made by Parent during such period, if any, after consultation with outside legal counsel, the Tobira Board has determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate the Merger Agreement would be inconsistent with its fiduciary duties under applicable law.

The foregoing paragraphs (i) through (iv) also apply to any change to any of the financial terms (including the form, amount and timing of payment of consideration) or other material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to five (5) business days shall be deemed to be three (3) business days.

Additionally, at any time prior to the Offer Acceptance Time, the Tobira Board may, subject to compliance with the other provisions summarized under this “—Recommendation Change” heading, effect a Company Adverse Change Recommendation in response to an Intervening Event (as defined below). However, such action may only be taken if:

(i)	the action is made in response to an event, occurrence, fact or change that materially affects the business, assets or operations of Tobira (other than any event, occurrence, fact or change resulting from a material breach of the Merger Agreement by Tobira) occurring or arising after the date of the Merger Agreement that was not known or reasonably foreseeable to the Tobira Board as of the date of the Merger Agreement and becomes known to the Tobira Board prior to the Offer Acceptance Time (an “Intervening Event”); provided that (a) changes in Tobira’s stock price, in and of itself, (b) any Acquisition Proposal, or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof or (c) the fact that, in and of itself, Tobira exceeds any internal or published projections, estimates or expectations of revenue, earnings or other financial performance or results of operations for any period will not constitute an Intervening Event;

(ii)	the Tobira Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

(iii)	Tobira has given Parent a Determination Notice at least five (5) business days prior to making any such Company Adverse Change Recommendation, and, if desired by Parent, during such five (5)-business day period has negotiated in good faith with respect to any revisions to the terms of the Merger Agreement or another proposal to the extent proposed by Parent so that a Company Adverse Change Recommendation would no longer be necessary; and

(iv)

Tobira (A) has specified in reasonable detail the facts and circumstances that render a Company Adverse Change Recommendation necessary, (B) has given Parent the five (5)-business day period after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal so that a Company Adverse Change Recommendation would no longer be necessary, and (C) after giving effect to the proposals made by Parent during such period, if any, after consultation with outside legal counsel, the Tobira Board has determined, in good faith, that the failure to make the

Company Adverse Change Recommendation would be inconsistent with the fiduciary duties of the Tobira Board to Tobira’s stockholders under applicable law.

The foregoing paragraphs (ii) through (iv) also apply to any material change to the facts and circumstances specified by Tobira pursuant to clause (iv)(A) above and require a new Determination Notice, except that the references to five (5) business days shall be deemed to be three (3) business days.

Termination. The Merger Agreement may be terminated as follows:

(i)	by mutual written consent of Parent and Tobira at any time prior to the Offer Acceptance Time;

(ii)	by either Parent or Tobira, at any time prior to the Offer Acceptance Time, if the Closing has not occurred on or prior to midnight, Eastern Time on the End Date (i.e., January 19, 2017); provided, that (x) if all of the Offer Conditions other than the HSR Condition or the Governmental Impediment Condition (solely in respect of the HSR Act) have been satisfied or waived by Parent or Purchaser, to the extent waivable by Parent or Purchaser (other than conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied), then the End Date shall automatically be extended by a period of ninety (90) days and (y) this termination right will not be available to any party whose breach of the Merger Agreement has caused or resulted in the Offer not being consummated by such date (such termination, an “End Date Termination”);

(iii)	by either Parent or Tobira if a governmental body of competent jurisdiction has issued an order, injunction, decree or ruling, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which order, decree, ruling or other action is final and nonappealable; provided, that this termination right will not be available to any party whose material breach of the Merger Agreement has caused or resulted in such final and nonappealable order, injunction, decree, ruling or other action;

(iv)	by Parent at any time prior to the Offer Acceptance Time, in the event that any of the following has occurred: (i) the Tobira Board’s failure to include the Company Board Recommendation in the Schedule 14D-9 when mailed; (ii) the Tobira Board has made a Company Adverse Change Recommendation; (iii) a tender or exchange offer, other than the Offer, relating to securities of Tobira has been commenced and the Tobira Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 as promptly as practicable (but in any event within ten (10) business days after the commencement of such tender or exchange offer), rejection of such tender or exchange offer; or (iv) the failure of the Tobira Board to publicly reaffirm the Company Board Recommendation as promptly as practicable (but in any event within ten (10) business days) after Parent so requests in writing (such termination, an “Adverse Recommendation Termination”);

(v)	by Tobira, at any time prior to the Offer Acceptance Time, if the Tobira Board has made a Company Adverse Change Recommendation in order to accept a Superior Offer, and concurrently entered into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Tobira Board has determined, in good faith, constitutes a Superior Offer; provided, that this termination will only be available to Tobira if (x) it has complied with the provisions summarized under “—No Solicitation” and “—Recommendation Change” above, and (y) Tobira has paid the Termination Fee (as defined below) (such termination a “Superior Offer Termination”);

(vi)

by Parent at any time prior to the Offer Acceptance Time (so long as neither Parent nor Purchaser is in material breach of any representation, warranty, covenant or obligation), if Tobira has breached any of its representations or warranties or has failed to perform any of its covenants or obligations pursuant to the Merger Agreement, such that the following conditions would not be satisfied and could not be cured by Tobira by the End Date, or if capable of being cured, have not been cured within thirty (30)

days of receiving written notice from Parent of such breach or failure to perform (such termination, a “Tobira Breach Termination”):

(A) the representations and warranties of Tobira regarding corporate matters (such as organization, organizational documents, standing, qualification, power and authority), absence of a Material Adverse Effect and authority relative to the Merger Agreement shall be true and correct in all respects (in each case, other than with respect to the Material Adverse Effect representation, except for any de minimis inaccuracies) as of the date of the Merger Agreement and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time;

(B) the representations and warranties of Tobira regarding capitalization shall be true and correct in all respects as of the date of the Merger Agreement and as of the Offer Acceptance Time, except where the failure has not and would not reasonably be expected to result in additional cost to Tobira, Parent and their affiliates, individually or in the aggregate, of more than $2,250,000;

(C) the representations and warranties of Tobira regarding Takeover Laws, the opinion of its financial advisors and brokers and other advisors shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time;

(D) the representations and warranties of Tobira other than those set forth in paragraphs (A) through (C) above shall be true and correct as of the date of the Merger Agreement and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time, except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(E) Tobira shall have complied with or performed in all material respects the obligations, covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time.

•	by Tobira at any time prior to the Offer Acceptance Time (so long as Tobira is not in material breach of any representation, warranty, covenant or obligation), if Parent or Purchaser has breached any of their respective representations or warranties or has failed to perform any of their respective covenants or obligations, if such breach or failure would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure could not be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, has not been cured within thirty (30) days receiving written notice from Tobira of such breach or failure to perform;

•	by Parent, at any time prior to the Offer Acceptance Time in the event of a material breach of the provisions summarized under “— No Solicitation” (such termination, a “No Solicitation Termination”); or

•	by either Parent or Tobira if the Offer has expired or terminated in a circumstance in which all of the Offer Conditions are satisfied or have been waived (other than the Minimum Condition) following the end of the aggregate thirty (30)-business day period for which Tobira may request extensions of the Offer beyond an existing Expiration Date; provided, that this termination right will not be available to any party whose breach of the Merger Agreement has caused or resulted in the Offer having expired or been terminated in such manner.

Effect of Termination. If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement shall be of no further force or effect and there shall be no liability on the part of any party (or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or affiliates) following any such termination, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “— Tobira Termination Fee” below, (ii) the Confidentiality Agreement shall survive and remain in full force and effect in accordance with its terms and (iii) termination will not relieve any party from liability for fraud or willful breach of the Merger Agreement prior to such termination.

Tobira Termination Fee. Tobira has agreed to pay Parent a termination fee of $19,337,500 in cash (the “Termination Fee”) if:

(i)	the Merger Agreement is terminated by Tobira pursuant to a Superior Offer Termination;

(ii)	the Merger Agreement is terminated by Parent pursuant to an Adverse Recommendation Termination;

(iii)	(a) after the date of the Merger Agreement, an Acquisition Proposal has been become publicly known (and not publicly and unconditionally withdrawn), (b) thereafter, the Merger Agreement is terminated (1) by Parent or Tobira pursuant to an End Date Termination, or (2) by Parent pursuant to a Tobira Breach Termination and (c) within twelve (12) months of such termination, the Tobira Board approves or recommends any Acquisition Proposal (regardless of when made), and Tobira enters into a definitive agreement with respect to such Acquisition Proposal which shall have been consummated. However, for purposes of determining if the Termination Fee is payable, the term “Acquisition Proposal” has the meaning described in “— No Solicitation” above, except that all references to “15%” are deemed to be references to “50%”; or

(iv)	The Merger Agreement is terminated by Parent pursuant to a No Solicitation Termination.

In the event Parent receives the Termination Fee, such receipt will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination thereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any of their respective affiliates will be entitled to bring or maintain any claim, action or proceeding against Tobira or any of its affiliates arising out of or in connection with the Merger Agreement, any of the Transactions or any matters forming the basis for such termination, except in the case of fraud. In no event will Tobira be required to pay the Termination Fee on more than one occasion.

Specific Performance. The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, in addition to any other remedy to which they are entitled under the Merger Agreement.

Expenses. Except as otherwise provided in the Merger Agreement, all fees and expenses incurred by the parties in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Support Agreement

In connection with entering into the Merger Agreement, Parent and Purchaser entered into the Support Agreement with certain funds affiliated with Domain Associates and Frazier Healthcare and with Eckard Weber (the “Supporting Stockholders”), all of which collectively own approximately 36.3% of the outstanding Shares as of September 19, 2016.

Pursuant to the Support Agreement, each Supporting Stockholder has agreed to tender in the Offer all Shares beneficially owned by such Supporting Stockholder and any and all Shares acquired by such Supporting Stockholder after the date of the Support Agreement (including any Shares acquired upon the exercise of Company Options) (collectively, the “Subject Shares”). In addition, the Supporting Stockholders have agreed, if necessary, to vote his, her or its Subject Shares:

•

against any action or agreement that is intended or would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Tobira contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement, or would result in any of the conditions of the Offer or Merger not being timely satisfied;

•	against any change in the Tobira Board; and

•	against any other acquisition proposal and against any other proposed action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or any other transaction contemplated by the Merger Agreement.

Each Supporting Stockholder also granted Parent an irrevocable proxy with respect to the foregoing.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares (and any Company Options), including restrictions on transfer.

The Support Agreement will terminate with respect to a particular Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time or (c) the termination of the Support Agreement by written notice from Parent to the Supporting Stockholders.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement which is filed as Exhibit (d)(3) of the Schedule TO.

CVR Agreement

Prior to the Offer Acceptance Time, Parent will enter into the CVR Agreement with a rights agent mutually agreeable to Parent and Tobira governing the terms of the CVRs. The former holders of Shares and In the Money Options will be entitled to receive one CVR for each Share acquired by Purchaser in the Offer or converted into the right to receive the Merger Consideration (or, in the case of each In the Money Option, for each Share subject to such In the Money Option, whether or not vested). Each CVR represents the right to receive the following cash payments, if any, without interest thereon (except as expressly set forth in the CVR Agreement) and less any applicable withholding taxes, with each payment conditioned upon the achievement of the applicable milestone as follows:

•	Enrollment Milestone: Each CVR holder will be entitled to received $13.68 per CVR if, on or before December 31, 2028, the first human is enrolled in a qualifying Phase 3 trial of CVC, which trial includes, as one of its primary outcome measures, an evaluation of improvement in fibrosis of at least one stage with no worsening of steatohepatitis (or a substantially similar measure with respect to such evaluation or a similar disease characteristic).

•	Submission Milestone: Each CVR holder will be entitled to receive $4.53 per CVR if, on or before December 31, 2028, a new drug application is submitted to the FDA for approval of any Product.

•	First Commercial Sale Milestone: Each CVR holder will be entitled to receive $13.56 per CVR if there has been, on or before December 31, 2028, the First Commercial Sale.

•	Sales Milestone: Each CVR holder will be entitled to receive $18.07 per CVR if, within any four (4) consecutive calendar quarters during the three (3) consecutive year period commencing with the first calendar quarter immediately following the date of the First Commercial Sale, there are worldwide net sales (gross amounts received for sales of the Product, less certain permitted deductions) of a Product exceeding $1 billion.

The terms of the CVRs described above reflect the parties’ agreement over the sharing of potential economic upside benefits from future net revenues of CVC and do not necessarily reflect anticipated net sales of CVC. There can be no assurance that such levels of net sales will occur or that any or all of the payments in respect of the CVRs will be made.

The right to payments under the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement and set forth below:

•	upon death by will or intestacy;

•	pursuant to a court order;

•	by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or

•	in the case of CVRs held in book-entry or other similar nominee form, from a nominee to beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, a form of which is filed as Exhibit (d)(4) of the Schedule TO.

Confidentiality Agreement

On August 1, 2016, Tobira and Allergan, Inc. (an affiliate of Allergan) entered into a customary confidentiality agreement in connection with a possible transaction involving Tobira. Under the Confidentiality Agreement, Allergan agreed, subject to certain exceptions, to keep confidential any confidential information concerning Tobira furnished by Tobira to Allergan or its representatives.

12.	Purpose of the Offer; Plans for Tobira.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Tobira. The Offer, as the first step in the acquisition of Tobira, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable in accordance with Section 251(h) of the DGCL.

If you sell your Shares in the Offer, you will cease to have any equity interest in Tobira or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Tobira. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Tobira.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of Tobira before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Tobira in accordance with Section 251(h) of the DGCL.

Plans for Tobira. As soon as practicable after the consummation of the Merger, Allergan will integrate the business, operations and assets of Tobira with Allergan’s existing business. The common stock of Tobira will be delisted and will no longer be quoted on NASDAQ.

To the best knowledge of Allergan, except as set forth below and other agreements between Tobira and its executive officers and directors described in this Schedule TO and the Schedule 14D-9, there were, as of the date hereof, no employment, equity contribution or other agreements, arrangements or understandings between any executive officer or director of Tobira, on the one hand, and Allergan, Parent, Purchaser, any of their affiliates or Tobira, on the other hand, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Tobira entering into any such agreement, arrangement or understanding.

Certain of Tobira’s executive officers have entered into new employment arrangements with Allergan, which are contingent upon the completion of the Transactions and provide for employment of such persons by Allergan or its affiliates. A summary of the terms of those offer letters is set forth in the table below.

Name of Executive Officer	Salary	Target Bonus Percentage	Restricted Stock Units ($)
Laurent Fischer	$534,000	50%	$5,000,000
Eric Lefebvre	$432,000	35%	$2,000,000
Helen Jenkins	$317,000	35%	$2,000,000

The Restricted Stock Units (“RSUs”) granted to each of the above-referenced individuals will vest in two equal installments, 50% on each of the third and fourth anniversaries of the grant date, subject to such person’s continued employment with Allergan or one of its affiliates. Notwithstanding the foregoing, 25% of the RSUs will vest upon an executive’s termination without cause before the third anniversary of the Transactions.

The above-referenced executive officers will also be eligible to participate in company benefit plans, and their service dates will be adjusted to include Tobira service for purposes of their health, welfare, retirement and holiday/vacation benefits.

Other than as described above, the terms and conditions under the above referenced executive officers’ current employment agreements with Tobira will remain in full force and effect. Each of the current employment agreements provides that if such officer is subject to a Termination Without Cause (as defined below) or resigns for Good Reason (as defined below), such officer will, subject to his or her execution and non-revocation of a general release of claims against Tobira, be entitled to certain severance benefits.

The current employment agreements provide that if an officer is subject to a Termination Without Cause or resigns for Good Reason (i) in connection with or following a change of control, Tobira will pay the officer a lump sum equal to twelve (12) months of his or her base salary and (ii) other than in connection with or following a change of control, Tobira will continue to pay the officer’s base salary for a period of six (6) months (nine (9) months for Tobira’s chief executive officer). In the event of any Termination Without Cause or resignation for Good Reason, Tobira will pay the same portion of the officer’s monthly premium under COBRA as Tobira pays for active employees for a period of up to six (6) months.

The consummation of the Offer will constitute a change of control under the existing employment agreements.

A “Termination Without Cause” means a separation from Tobira’s service as a result of the officer’s involuntary termination of employment (provided the officer is willing and able to continue performing services with the meaning of certain Department of Treasury Regulations), other than due to the officer’s:

•	unauthorized use or disclosure of Tobira’s confidential information or trade secrets, which use or disclosure causes material harm to Tobira;

•	material breach of any agreement with Tobira which the officer fails to correct after receiving thirty (30) days’ written notification;

•	material failure to comply with Tobira’s written policies or rules which the officer fails to correct after receiving fifteen (15) days’ written notification;

•	conviction of, or plea of guilty; or no contest to, a felony under the laws of the United States or any state;

•	gross negligence or willful misconduct;

•	continuing failure to perform assigned duties not corrected after receiving fifteen (15) days’ written notification of the failure; or

•	failure to cooperate in good faith with a governmental or internal investigation of Tobira or of Tobira’s directors, officers or employees, if Tobira has requested such cooperation.

“Good Reason” means a separation from Tobira’s service as a result of the officer’s resignation within twelve (12) months after one of the following conditions has come into existence without the officer’s consent, provided that he or she provides written notice to Tobira of such condition within ninety (90) days after it occurs and Tobira fails to remedy it within thirty (30) days after receiving such written notice:

•	a material diminution (greater than ten (10) percent) of the officer’s base salary;

•	a material diminution in the officer’s authority, duties or responsibilities (provided that, with respect to Dr. Fischer, it is understood that his position as Chairman shall not be considered for this purpose);

•	a requirement that the officer relocate more than forty (40) miles as a result of a change of Tobira’s primary location; or

•	any continued material breach by Tobira of its obligations under the officer’s offer letter not corrected after receiving fifteen (15) days’ written notification.

The following table shows the estimated amounts of cash severance payments and benefits under the existing employment agreements, assuming (i) that the Offer was consummated on September 28, 2016, and (ii) that each officer was either subject to a Termination Without Cause or resigned for Good Reason on September 28, 2016:

	Base Salary Payment($)	Continuation of Benefits ($)[1]	Total Payout ($)
Laurent Fischer	510,000	10,070	520,070
Eric Lefebvre	415,000	13,320	428,320
Christopher Peetz	340,000	26	340,026
Helen Jenkins	305,000	13,854	318,854

[1]	Represents the aggregate amount of all premiums payable for the continuation of the officer’s health benefits for the applicable severance period, based on the premiums in effect as of September 28, 2016.

Pursuant to their new employment agreements with Allergan, each of the above-referenced executive officers agrees that his or her new position with Allergan will not constitute a material diminution in the officer’s authority, duties or responsibilities under the definition of “Good Reason.”

The board of directors and officers of the Surviving Corporation as of the Effective Time will be the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time, until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal.

The certificate of incorporation of Tobira will be amended and restated as set forth in Annex III to the Merger Agreement and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation. The bylaws of Purchaser immediately prior to the Effective Time will be the bylaws of the Surviving Corporation at and immediately after the Effective Time, except that the name of the Surviving Corporation will be “Tobira Therapeutics, Inc.”

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Purchaser. NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend and will cause Tobira to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Tobira to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Tobira to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Tobira, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Tobira and persons holding “restricted securities” of Tobira to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Tobira to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Tobira will not declare, set aside or pay any dividend or make any other distribution (whether in cash, stock or property) on any shares of any Tobira securities (including the Shares) or set a record date therefor.

15.	Conditions of the Offer.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (l) below. Notwithstanding any other provisions of the Offer or the Merger Agreement to the contrary and subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) of the Exchange Act, Purchaser is not required to accept for payment or pay for, and may delay the acceptance for payment of, or the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer), if: (A) the Minimum Condition (described in clause (a) below), the Termination Condition (described in clause (l) below), the HSR Condition (described in clause (h) below), the Governmental Impediment Condition (described in clause (j) below) and the conditions described in clause (k) below shall not be satisfied at one minute after 11:59 P.M., Eastern Time on the Expiration Date; or (B) any of the additional conditions described below has not been satisfied or waived in writing by Parent:

a.	the number of shares validly tendered (excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” as defined by Section 251(h)(6)(f) of the DGCL) in accordance with the terms of the Offer and not validly withdrawn on or prior to one minute after 11:59 P.M., Eastern Time on the Expiration Date, together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication);

b.	the representations and warranties of Tobira set forth in Sections 3.1 (Due Organization; No Subsidiaries, Etc.), 3.2 (Certificate of Incorporation and Bylaws), 3.5(b) (No Material Adverse Effect) or 3.20 (Authority; Binding Nature of Agreement) of the Merger Agreement are true and correct in all respects (in each case, other than with respect to Section 3.5(b) (No Material Adverse Effect), except for any de minimis inaccuracies) as of the date of the Merger Agreement and at and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

c.	the representations and warranties of the Company set forth in Section 3.3 (Capitalization, Etc.) of the Merger Agreement are true and correct in all respects as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure to be so true and correct has not resulted and would not reasonably be expected to result in additional cost to the Company, Parent and their affiliates, individually or in the aggregate, of more than $2,250,0000;

d.	the representations and warranties of the Company set forth in Sections 3.21 (Takeover Laws), 3.23 (Opinion of Financial Advisors) or 3.24 (Brokers and Other Advisors) of the Merger Agreement are true and correct in all material respects as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

e.	the representations and warranties of the Company set forth in the Merger Agreement (other than those referred to in clauses (a), (b) and (c) above) are true and correct (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

f.	Tobira has performed or complied with in all material respects the obligations, agreements or covenants it is required to perform or comply with under the Merger Agreement on or prior to the Offer Acceptance Time;

g.	since the date of the Merger Agreement, there has not occurred any event, occurrence, circumstance, change, condition, state of facts, development or effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;

h.	the waiting period (or any extension thereof) applicable to the Offer under the HSR Act has terminated or expired;

i.	Parent and Purchaser have received a certificate executed on behalf of the Company by the chief executive officer and the chief financial officer of the Company confirming that the conditions set forth in paragraphs (b) through (g) above have been satisfied;

j.	other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, there has not been any judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling, which remains in effect, by any governmental body of competent jurisdiction restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger and there has not been any action taken or any law promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body that would have the effect of (i) restraining, making illegal, materially delaying or prohibiting the consummation of the Offer or the Merger, (ii) restricting, prohibiting or limiting the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business or assets of Parent, any of its subsidiaries or Tobira or imposing any limitation, restriction or prohibition on the ability of Parent, any of its subsidiaries or Tobira to conduct its business or own such assets, (iii) imposing limitations on the ability of Parent or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of the shares of capital stock of the Surviving Corporation, including the right to vote any shares of capital stock of the Surviving Corporation acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the stockholders of the Surviving Corporation or (iv) requiring Parent or any of its affiliates to divest, dispose of or hold separate all or any portion of the business or assets of Tobira or of Parent or its affiliates;

k.	there has not been any legal proceeding by any governmental body that has not been resolved, that in each case (i) challenges or seeks to restrain, make illegal, materially delay or prohibit the consummation of the Offer or the Merger or (ii) seeks to (A) restrict, prohibit or limit the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business or assets of Parent, any of its subsidiaries or Tobira, or impose any limitation, restriction or prohibition on the ability of Parent, any of its subsidiaries or Tobira to conduct its business or own such assets, (B) impose limitations on the ability of Parent or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of the shares of capital stock of the Surviving Corporation, including the right to vote any shares of capital stock of the Surviving Corporation acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the stockholders of the Surviving Corporation or (C) require Parent or any of its affiliates to divest, dispose of or hold separate all or any portion of the business or assets of Tobira or of Parent or its affiliates; and

l.	the Merger Agreement has not been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Purchaser), and (except for the Minimum Condition) may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in their sole and absolute discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the Merger Agreement. However, without the prior written consent of Tobira, we may not (i) decrease the Closing Amount or amend the terms of the CVR or the CVR Agreement, (ii) change the form of consideration payable in the

Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, the Termination Condition, the HSR Condition or the Governmental Impediment Condition, (vi) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects any holder of Shares in its capacity as such, or (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided in the Merger Agreement.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Tobira with the SEC and other information concerning Tobira, we are not aware of any governmental license or regulatory permit that appears to be material to Tobira’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Tobira’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated thereunder, certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a thirty (30) calendar day waiting period following the filing by Allergan, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the thirty (30) calendar day waiting period expires on a Saturday, Sunday or legal public holiday, the waiting period is automatically extended to the end of the next day that is not a Saturday, Sunday or legal public holiday. Each of Allergan and Tobira expect to file on October 3, 2016 a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Assuming Allergan files on October 3, 2016, the required waiting period with respect to the Offer will expire at one minute after 11:59 P.M., Eastern Time, on November 2, 2016, unless earlier terminated by the FTC and the Antitrust Division, Allergan elects to withdraw and re-submit their Premerger Notification and Report Forms, or the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the thirty (30) calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until thirty (30) calendar days following the date of substantial compliance by Allergan with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of such thirty (30) calendar day waiting period, such waiting period may only be extended by court order (through an injunction preventing the closing) or with the consent of Allergan. In practice, complying with a Second Request can take a significant period of time. Although Tobira is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Tobira’s failure to file such Premerger Notification and Report Form nor Tobira’s failure to comply with a Second Request issued to Tobira from the FTC or the Antitrust Division will extend the HSR Act waiting period with respect to the purchase of Shares in the

Offer. Once the HSR Act waiting period applicable to the Offer expires or is terminated, Purchaser must purchase at least 50% of the Shares of Tobira within one year from the expiration or termination of the waiting period to avoid additional filings under the HSR Act following the one (1)-year period. No additional filings will be required under the HSR Act during this one (1)-year period.

The FTC or the Antitrust Division will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Tobira. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Tobira, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”

State Takeover Laws. Tobira is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Tobira Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Tobira conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Tobira (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer; and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Tobira will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Tobira. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Tobira will take all necessary and appropriate action to effect the Merger as promptly as practicable without a vote of stockholders of Tobira in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. If the Offer is consummated, and the Merger is thereafter effected, however, Tobira stockholders who (i) did not tender their Shares in the Offer, (ii) comply in all respects with the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than, or the same as, the price paid by Purchaser pursuant to the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex III to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer) and twenty (20) days after the date of mailing of the Schedule 14D-9, deliver to Tobira at Tobira Therapeutics, Inc., 701 Gateway Blvd., Suite 300, South San Francisco, California 94080; Attention: General Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform Tobira of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of Tobira’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your shares but, instead, upon the terms and subject to the conditions of the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent has retained MacKenzie Partners, Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Tobira has advised Purchaser that it will file no later than October 3, 2016 with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Tobira Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Tobira” above.

Sapphire Acquisition Corp.

October 3, 2016

SCHEDULE I — INFORMATION RELATING TO ALLERGAN, PARENT AND PURCHASER

Allergan

The following table sets forth information about Allergan’s directors and executive officers as of October 3, 2016. The current business address of each person is c/o Allergan plc, Clonshaugh Business and Technology Park, Coolock, Dublin, D17 E400, Ireland, 1 Grand Canal Square, Docklands, Dublin 2, Ireland, and the business telephone number is (862) 261-7000.

Name	Citizenship	Position
Paul M. Bisaro	US	Director; Executive Chairman of the Board
Brenton L. Saunders	US	Director; Chief Executive Officer and President
Robert A. Stewart	US	Chief Operating Officer
William Meury	US	Chief Commercial Officer
C. David Nicholson, Ph.D.	US	Chief R&D Officer
Maria Teresa Hilado	US	Chief Financial Officer
A. Robert D. Bailey	US	Chief Legal Officer and Corporate Secretary
Karen Ling	US	Chief Human Resources Officer
James C. D’Arecca	US	Chief Accounting Officer
Nesli Basgoz, M.D.	US	Director
James H. Bloem	US	Director
Christopher W. Bodine	US	Director
Christopher J. Coughlin	US	Director
Michael R. Gallagher	US	Director
Catherine M. Klema	US	Director
Peter J. McDonnell, M.D.	US	Director
Patrick J. O’Sullivan	Ireland	Director
Ronald R. Taylor	US	Director
Fred G. Weiss	US	Director

Executive Officers and Directors of Allergan

PAUL M. BISARO

Mr. Bisaro has served as Executive Chairman of our Board of Directors since July 2014. He previously served as our President and Chief Executive Officer and as Chairman of our Board of Directors beginning October 2013; prior to serving as Chairman he served on the Board of Directors beginning September 2007. Prior to joining Allergan, Mr. Bisaro was President, Chief Operating Officer and a member of the Board of Directors of Barr from 1999 to 2007. Between 1992 and 1999, Mr. Bisaro served as General Counsel of Barr, and from 1997 to 1999, served in various additional capacities including Senior Vice President — Strategic Business Development. Prior to joining Barr, he was associated with the law firm Winston & Strawn and a predecessor firm, Bishop, Cook, Purcell and Reynolds, from 1989 to 1992. Mr. Bisaro also currently serves on the Board of Visitors of the Catholic University of America’s Columbus School of Law and the Boards of Directors of Zimmer Biomet Holdings, Inc. and Zoetis, Inc. Mr. Bisaro holds an undergraduate degree in General Studies from the University of Michigan and a Juris Doctor from Catholic University of America in Washington, D.C.

BRENTON L. SAUNDERS

Mr. Saunders has served as a member of our Board of Directors and as Chief Executive Officer and President since July 2014. He was previously President and Chief Executive Officer of Forest Laboratories, Inc. (“Forest”) beginning October 2013 and a member of the Board of Directors of Forest beginning 2011. Mr. Saunders served as Chief Executive Officer and as a Board Member of Bausch + Lomb Incorporated from March 2010 until August 2013, and as a senior executive with Schering-Plough from 2003 to 2010, most recently as President of

Global Consumer Health Care. He also served as Head of Integration for both Schering-Plough’s merger with Merck & Co. and for Schering-Plough’s $16 billion acquisition of Organon BioSciences. Before joining Schering-Plough, Mr. Saunders was a Partner and Head of the Compliance Business Advisory Group at PricewaterhouseCoopers LLP from 2000 to 2003. Prior to that, he was Chief Risk Officer at Coventry Health Care between 1998 and 1999 and a cofounder of the Health Care Compliance Association in 1995. Mr. Saunders began his career as Chief Compliance Officer for the Thomas Jefferson University Health System. In addition to the Bausch + Lomb Board of Directors, he served on the Board of Directors of ElectroCore LLC. He is also the former Chairman of the New York chapter of the American Heart Association. He is currently a member of the Board of Trustees of the University of Pittsburgh, The Business Council and PhRMA. He received a B.A. from the University of Pittsburgh, an M.B.A. from Temple University School of Business, and a J.D. from Temple University School of Law.

ROBERT A. STEWART

Mr. Stewart has served as our Executive Vice President and President, Generic and Global Operations since March 2015. He previously served as our Chief Operating Officer beginning July 2014 and President, Global Operations and Executive Vice President, Global Operations, beginning August 2010. He joined Allergan (then Watson) in November 2009 as Senior Vice President, Global Operations. Prior to joining Allergan, Mr. Stewart held various positions with Abbott Laboratories, Inc. from 2002 until 2009, most recently as Divisional Vice President, Global Supply Chain; from 2005 until 2008, as Divisional Vice President, Quality Assurance and prior to that as Divisional Vice President for U.S./Puerto Rico and Latin America Plant Operations as well as Director of Operations for Abbott’s Whippany plant. Prior to joining Abbott, he worked for Knoll Pharmaceutical Company from 1995 to 2001 and, prior to that, Hoffman La-Roche Inc. Mr. Stewart received B.S. degrees in Business Management and Finance in 1994 from Fairleigh Dickinson University.

WILLIAM MEURY

Mr. Meury has served as our Executive Vice President and President, Branded Pharma since March 2015. Mr. Meury joined Allergan (then Actavis) in July 2014 as Executive Vice President, Commercial, North American Brands. He previously served as Executive Vice President, Sales and Marketing at Forest. He joined Forest in 1993 and has held positions in Marketing, New Products, Business Development, and Sales. Prior to his role as Executive Vice President, Sales and Marketing, he served as Senior Vice President, Global Commercial and U.S. Marketing and oversaw the activities of several departments including Product Management, Market Research, and Commercial Assessments, as well as Forest’s Global Marketing and Early Commercialization groups. Mr. Meury directed 10 product launches during his tenure at Forest. Before joining Forest, Mr. Meury worked in public accounting for Reznick Fedder & Silverman and in financial reporting for MCI Communications. He has a B.S. in Economics from the University of Maryland.

C. DAVID NICHOLSON, Ph.D.

Dr. Nicholson has served as Chief R&D Officer since March 2015. Previously he served as Senior Vice President, Global Brands R&D of Actavis since August 2014; Chief Technology Officer and EVP, R&D for Bayer CropScience from March 2012 to August 2014; Vice President of Licensing and Knowledge Management at Merck from 2009 to December 2011; and Senior Vice President, responsible for Global Project Management and Drug Safety at Schering-Plough from 2007 to 2009. From 1988 to 2007, Dr. Nicholson held various leadership positions at Organon, where he most recently served as Executive Vice President, Research & Development and was a member of the company’s Executive Management Committee. He received a B.Sc. from the University of Manchester and his Ph.D. from the University of Wales.

MARIA TERESA HILADO

Ms. Hilado has served as our Executive Vice President, Chief Financial Officer since December 2014. Prior to joining Allergan, Ms. Hilado served as Senior Vice President, Finance and Treasurer of PepsiCo, Inc. beginning

2009. Ms. Hilado has over 26 years of finance, treasury and strategic experience in large global public corporations across a variety of industries. Prior to joining PepsiCo in 2009, she served as the Vice President and Treasurer at Schering-Plough from 2008 to 2009. Previously, Ms. Hilado served in a variety of senior finance roles including Assistant Treasurer at General Motors (“GM”) Corporation beginning in 1990. At GM, she also held a variety of positions in mergers and acquisitions, labor negotiations, and treasury. She also served as Chief Financial Officer of General Motors Acceptance Corporation Commercial Finance from 2001 to 2005. Ms. Hilado currently serves on the Board of Directors of H.B. Fuller Company, which she joined in October 2013, and from May 2013 until August 2013, served on the Board of Directors of Bausch + Lomb. Ms. Hilado earned an M.B.A. from the University of Virginia’s Darden School of Business Administration, and a B.S. in Management Engineering from Ateneo de Manila University in the Philippines.

A. ROBERT D. BAILEY

Mr. Bailey has served as our Executive Vice President, Chief Legal Officer and Corporate Secretary since July 2014. He previously served from November 2013 to June 2014 as Senior Vice President, Chief Legal Officer, General Counsel and Corporate Secretary of Forest. Prior to that, he served in various capacities at Bausch + Lomb beginning in 1994, including, from 2007 to 2013, as Executive Vice President, Law, Policy and Communications. Before joining Bausch + Lomb, Mr. Bailey was an attorney at Nixon Peabody (formerly Nixon Hargrave Devans & Doyle). Mr. Bailey received his J.D. from the University of Minnesota and his B.A. from St. Olaf College in Northfield, Minnesota.

KAREN LING

Ms. Ling has served as our Executive Vice President, Chief Human Resources Officer since July 2014. She previously served as Senior Vice President and Chief Human Resources Officer at Forest beginning January 2014. Ms. Ling joined Forest from Merck & Co., where she served as Senior Vice President, Human Resources, for the company’s Global Human Health and Consumer Care businesses worldwide beginning in November 2011. Prior to that, she was Vice President, Compensation and Benefits at Merck and Group Vice President, Global Compensation & Benefits at Schering-Plough (which was acquired by Merck). Prior to joining Schering-Plough in 2008, Ms. Ling spent 14 years at Wyeth in various positions of responsibility in human resources and in Wyeth Pharmaceutical’s Labour and Employment Department. Before joining Wyeth, Ms. Ling was an attorney at Goldstein and Manello, P.C. in Boston. Ms. Ling holds a J.D. from Boston University School of Law and a B.A. from Yale University.

JAMES C. D’ARECCA

Mr. D’Arecca has served as our Chief Accounting Officer since August 2013. Prior to joining Actavis, Mr. D’Arecca held a similar position at Bausch + Lomb. Prior to joining Bausch + Lomb, Mr. D’Arecca worked for Merck & Co. where he was Executive Director and Business Development Controller responsible for being the primary liaison between the Controller’s organization and the business development and corporate licensing functions. Prior to joining Merck, Mr. D’Arecca was Executive Director and Assistant Controller at Schering-Plough. Mr. D’Arecca also spent 13 years with PricewaterhouseCoopers as a Certified Public Accountant. Mr. D’Arecca received his M.B.A. from Columbia University and his B.S. in Accounting from Rutgers University.

NESLI BASGOZ, M.D.

Dr. Basgoz joined the Board of Directors in July 2014. She previously served as a member of the Board of Directors of Forest beginning 2006. Dr. Basgoz is currently the Associate Chief and Clinical Director for Clinical Affairs, Division of Infectious Diseases at Massachusetts General Hospital (“MGH”). She has served for many years on the MGH Board of Trustees and on the Board of Partners Healthcare. In addition, Dr. Basgoz is an Associate Professor of Medicine at Harvard Medical School. Previously, she served as Clinical Director in the

Infectious Diseases Division of MGH for six years. Dr. Basgoz earned her MD degree and completed her residency in internal medicine at Northwestern University Medical School. She also completed a fellowship in the Infectious Diseases Division at the University of California at San Francisco. She is board certified in both infectious diseases and internal medicine.

JAMES H. BLOEM

Mr. Bloem joined the Board of Directors in October 2013. He previously served as a member of the Warner Chilcott plc (“Warner Chilcott”) Board of Directors beginning 2006 and was a member of the Board of Directors of one of Warner Chilcott’s predecessor companies from 1996 to 2000. Mr. Bloem retired from Humana Inc., one of the nation’s largest health benefit companies, on December 31, 2013, after 13 years as Humana’s Senior Vice President, Chief Financial Officer and Treasurer. He joined Humana in 2001 and had responsibility for all of the Humana’s accounting, actuarial, analytical, financial, tax, risk management, treasury and investor relations activities. Mr. Bloem also serves as Chairman of the Board of Directors of ResCare, Inc. and is also a director of Rotech Healthcare, Inc., Genesis Healthcare, Inc. and York Risk Services Group, Inc.

CHRISTOPHER W. BODINE

Mr. Bodine joined the Board of Directors in 2009. Mr. Bodine retired from CVS Caremark in January 2009 after 24 years with CVS. Prior to his retirement, Mr. Bodine served as President, Healthcare Services of CVS Caremark Corporation, where he was responsible for strategy, business development, trade relations, sales and account management, pharmacy merchandising, marketing, information technology and Minute Clinic. Prior to the merger of CVS Corporation and Caremark Rx, Inc. in March 2007, Mr. Bodine served for several years as Executive Vice President — Merchandising and Marketing of CVS Corporation. Mr. Bodine is active in the pharmaceutical industry, having served on a number of boards and committees, including the Healthcare Leadership Council, RI Quality Institute, National Retail Federation, National Association of Chain Drug Stores (“NACDS”), and the NACDS Pharmacy Affairs and Leadership Committees. Mr. Bodine also previously served as a director with Nash Finch.

CHRISTOPHER J. COUGHLIN

Mr. Coughlin joined the Board of Directors in July 2014. He previously served as a member of the Board of Directors of Forest beginning 2011. Mr. Coughlin is currently a Senior Advisor to McKinsey & Co., a role he has had since 2012. He was Executive Vice President and Chief Financial Officer of Tyco International from 2005 to 2010. During his tenure, he played a central role in the separation of Tyco into five (5) independent, public companies. Mr. Coughlin served as Senior Advisor to the CEO and Board of Directors of Tyco until September 2012. Prior to joining Tyco, he worked as the Chief Operating Officer of the Interpublic Group of Companies from June 2003 to December 2004, as Chief Financial Officer from August 2003 to June 2004 and as a director from July 2003 to July 2004. Previously, Mr. Coughlin was Executive Vice President and Chief Financial Officer of Pharmacia Corporation from 1998 until its acquisition by Pfizer in 2003. Prior to that, he was Executive Vice President of Nabisco Holdings and President of Nabisco International. From 1981 to 1996 he held various positions, including Chief Financial Officer, at Sterling Drug. Mr. Coughlin is currently serving as the Chairman of the Board of Dun & Bradstreet, where he is a former member of the Audit Committee, chairs the Nominating and Governance Committee, and is a member of the Compensation and Benefits Committee. He also serves on the Board of Directors of Alexion Pharmaceuticals where he is Chair of the Audit Committee and a member of the Pharmaceutical Compliance and Quality Committee. He is also on the Board of Directors of Hologic, Inc., where he sits on the Audit and Finance Committee. In addition, Mr. Coughlin previously served on the Boards of Directors of Covidien, Dipexium, the Interpublic Group of Companies, Monsanto Company and Perrigo Company.

MICHAEL R. GALLAGHER

Mr. Gallagher joined the Board of Directors in March 2015. He previously served on the Allergan, Inc. Board of Directors from 1998 until our acquisition of Allergan, Inc. In 2004, Mr. Gallagher retired as Chief Executive

Officer and as a Director of Playtex Products, Inc. Prior to joining Playtex in 1995, Mr. Gallagher was Chief Executive Officer of North America for Reckitt & Colman plc; President and Chief Executive Officer of Eastman Kodak’s subsidiary, L&F Products; President of the Lehn & Fink Consumer Products Division at Sterling Drug, General Manager of the Household Products Division of the Clorox Company, and Brand Manager of The Procter & Gamble Company. Mr. Gallagher is a member and past Chairman of the Board of Advisors of the Haas School of Business, University of California, Berkeley.

CATHERINE M. KLEMA

Ms. Klema joined the Board of Directors in 2004. She is currently President of Nettleton Advisors LLC, a consulting firm established by Ms. Klema in 2001. Prior to establishing her firm, Ms. Klema served as Managing Director, Healthcare Investment Banking, at SG Cowen Securities from 1997 to 2001. Ms. Klema also served as Managing Director, Healthcare Investment Banking, at Furman Selz LLC from 1994 until 1997, and was employed by Lehman Brothers from 1987 until 1994. Ms. Klema served as a director of Pharmaceutical Product Development, Inc., a global contract research organization, from 2000 to 2011. In March 2012, Ms. Klema was appointed to the Montefiore Health System Board of Trustees.

PETER J. MCDONNELL, M.D.

Dr. McDonnell joined the Board of Directors in March 2015. He previously served as a member of the Allergan, Inc. Board of Directors from 2013 until our acquisition of Allergan, Inc. Dr. McDonnell is currently the Director and William Holland Wilmer Professor of the Wilmer Eye Institute of the Johns Hopkins University School of Medicine since 2003. Dr. McDonnell also serves as the Chief Medical Editor of Ophthalmology Times since 2004, and has served on the editorial boards of numerous ophthalmology journals. Dr. McDonnell also served as the Assistant Chief of Service at the Wilmer Institute from 1987 to 1988. Dr. McDonnell also serves as the President and a director of the National Alliance for Eye and Vision Research and the Alliance for Eye and Vision Research. He served as a consultant to the United States Department of Health and Human Services in 1996. Dr. McDonnell served as a full-time faculty at the University of Southern California from 1988 until 1999, where he advanced to the rank of professor in 1994.

PATRICK J. O’SULLIVAN

Mr. O’Sullivan joined the Board of Directors in October 2013. He previously served as a member of Warner Chilcott’s Board of Directors beginning 2009. He retired from LEO Pharma A/S in 2006, after 30 years of service with LEO. Prior to his retirement, Mr. O’Sullivan served in positions of increasing responsibility with LEO, most recently as the Chief Executive Officer of LEO Pharma Ireland and as a director of LEO. He also served as a director of LEO Pharmaceuticals Ltd. UK, LEO Pharma SA France and The LEO Foundation. Mr. O’Sullivan is a registered pharmacist, a member and honorary fellow of the Pharmaceutical Society of Ireland and a Knight of the Order of the Dannebrog. Currently, Mr. O’Sullivan is a pharmaceutical business consultant and serves on the Board of Directors of Amarin Corporation plc, where he is a member of the Audit Committee and chairs the Nominating and Corporate Governance Committee.

RONALD R. TAYLOR

Mr. Taylor joined the Board of Directors in 1994. Mr. Taylor is currently the President of Tamarack Bay, LLC, a private consulting firm. He has been a director of ResMed Inc., a medical device manufacturer, since 2005 and currently serves as the lead director and Chair of its Nominating and Governance Committee. He has also been a director of Tillster, Inc. since 2002 and is currently the Chairman of Tillster’s Board of Directors. He also served as a member of the Board of Directors of Red Lion Hotels Corporation from 1998 until 2014 and as a member of the Board of Directors and of the Compensation Committee of Aethon Inc. from 2005 until 2014. Prior to forming Tamarack Bay, Mr. Taylor was a general partner of Enterprise Partners Venture Capital, a venture capital firm, from 1998 until 2001.

FRED G. WEISS

Mr. Weiss joined the Board of Directors in 2000. Mr. Weiss is currently the managing director of the consulting firm FGW Consultancy LLC and was previously the managing director of FGW Associates, Inc., a position he held beginning 1997. Prior to joining FGW he served as an executive for Warner-Lambert for nearly 20 years, most recently as Vice President, Planning, Investment and Development. Mr. Weiss is also an Independent Vice-Chairman of the Board of Directors and Chairman of the Audit Committee of numerous BlackRock-sponsored mutual funds. In this capacity, and pursuant to BlackRock’s policies, Mr. Weiss has oversight responsibility for finance and accounting matters, and has no responsibility for, or discretion concerning, any of BlackRock’s investment decisions. Additionally, Mr. Weiss has been a Director of the Michael J. Fox Foundation for Parkinson’s Research since 2000 and also serves as its Treasurer and as the Chair of its Finance Committee.

Parent

The following table sets forth information about Parent’s directors and executive officers as of October 3, 2016. The current business address of each person is c/o Allergan Holdco US, Inc., 2444 Dupont Drive, Irvine, California 92612, and the business telephone number is (862) 261-7000.

Name	Citizenship	Position
Marc Forth	US	Director; President
Patrick Johnson	US	Vice President
Tracie Barry	US	Vice President
Matthew Brady	US	Director; Secretary
Stephen M. Kaufhold	US	Treasurer
Kei Chin “Debbie” Huang	US	Assistant Secretary
Matthew Alvarez	US	Director
Lawrence Bitton	US	Director
Don Frail	US	Director

Executive Officers and Directors of Parent

MARC FORTH

Mr. Forth has served as Vice President of Parent since July 2016. He has served as Vice President, Sales and Marketing Neurosciences at Allergan since December 2013. Previously from 2008 to December 2013, Mr. Forth served as Vice President, Sales and Marketing, Urology at Allergan.

PATRICK JOHNSON

Mr. Johnson has served as Vice President of Parent since July 2016. Since 2014, Mr. Johnson has served as Vice President of Business Development at Allergan. From 2011 to 2014, Mr. Johnson served as Director of Business Development at Allergan.

TRACIE BARRY

Ms. Barry has served as Vice President of Parent since July 2016. She has served as a Senior Director of Human Resources at Allergan since 2008.

MATTHEW BRADY

Mr. Brady has served as a member of the Board of Directors and as Secretary of Parent since July 2016. Mr. Brady has served as Associate Vice President, Intellectual Property at Allergan since 2011.

STEPHEN M. KAUFHOLD

Mr. Kaufhold has served as Treasurer of Parent since July 2016. He has served as Senior Vice President, Treasurer at Allergan since 2010.

KEI CHIN “DEBBIE” HUANG

Ms. Huang has served as Assistant Secretary of Parent since July 2016. She has served as Associate Director, Treasury Operations at Allergan since 2011.

MATTHEW ALVAREZ

Mr. Alvarez joined the Board of Directors of Parent in July 2016. He has served as Senior Director of Operations Finance at Allergan since 2007.

LAWRENCE BITTON

Mr. Bitton has served as a member of the Board of Directors of Parent since July 2016. He has served as Senior Director of Finance at Allergan since March 2015. From 2008 through March 2015, Mr. Bitton served as Director of Finance at Allergan.

DON FRAIL

Mr. Frail has served as a member of the Board of Directors of Parent since July 2016. He has served as Senior Vice President, Research and External Science & Innovation at Allergan since March 2015. From July 2014 to March 2015, he served as Senior Vice President, Research at Allergan. From 2011 to July 2014, Mr. Frail served as Vice President of the Emerging Innovations Unit at AstraZeneca.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of October 3, 2016. The current business address of each person is c/o Allergan Holdco US, Inc., Morris Corporate Center III, 400 Interpace Parkway, Parsippany, New Jersey 07054, and the business telephone number is (862) 261-7000.

Name	Citizenship	Position
A. Robert D. Bailey	US	President
Maria Teresa Hilado	US	Vice President
Jonathon Kellerman	US	Vice President
Sigurd Kirk	US	Director; Vice President
Karen Ling	US	Vice President
Alex Kelly	US	Vice President
William Meury	US	Vice President
C. David Nicholson, Ph.D.	US	Vice President
Robert A. Stewart	US	Vice President
Stephen Kaufhold	US	Treasurer
Kira Schwartz	US	Director; Secretary
Judith Tomkins	US	Assistant Secretary

Executive Officers and Directors of Purchaser

A. ROBERT D. BAILEY

Mr. Bailey has served as President since Purchaser’s formation on September 15, 2016. Otherwise, see information provided for Allergan above.

MARIA TERESA HILADO

Ms. Hilado has served as Vice President since Purchaser’s formation on September 15, 2016. Otherwise, see information provided for Allergan above.

JONATHON KELLERMAN

Mr. Kellerman has served as Vice President since Purchaser’s formation on September 15, 2016. He has served as Executive Vice President, Global Chief Compliance Officer at Allergan since December 2014. From 2006 to 2014, Mr. Kellerman was a Partner at PricewaterhouseCoopers LLP, where he “retired” in 2014 to join Allergan.

SIGURD KIRK

Mr. Kirk has served as a Director on Purchaser’s Board of Directors and as Vice President since Purchaser’s formation on September 15, 2016. Mr. Kirk has served as Executive Vice President, Corporate Business Development at Allergan since March 2015. Mr. Kirk served as Actavis’ Senior Vice President, Corporate Business Development from May 2012 to March 2015. He joined Actavis (then Watson) in 2009 as Vice President, Integration.

KAREN LING

Ms. Ling has served as Vice President since Purchaser’s formation on September 15, 2016. Otherwise, see information provided for Allergan above.

ALEX KELLY

Mr. Kelly has served as Vice President since Purchaser’s formation on September 15, 2016. He has served as Executive Vice President, Chief Communications Officer at Allergan since April 2015. From June 2014 to April 2015, he served as Senior Vice President, Chief Integration Officer at Actavis. From October 2013 to June 2014, Mr. Kelly was Senior Vice President, Chief Communications and Investor Relations Officer at Forest Laboratories. From May 2013 to August 2013, Mr. Kelly was Vice President, Investor Relations at Bausch & Lomb. From November 2009 to May 2013, Mr. Kelly was a Senior Vice President, Investor Relations at Merck.

WILLIAM MEURY

Mr. Meury has served as Vice President since Purchaser’s formation on September 15, 2016. Otherwise, see information provided for Allergan above.

C. DAVID NICHOLSON, Ph.D.

Dr. Nicholson has served as Vice President since Purchaser’s formation on September 15, 2016. Otherwise, see information provided for Allergan above.

ROBERT A. STEWART

Mr. Stewart has served as Vice President since Purchaser’s formation on September 15, 2016. Otherwise, see information provided for Allergan above.

STEPHEN KAUFHOLD

Mr. Kaufhold has served as Treasurer since Purchaser’s formation on September 15, 2016. Otherwise, see information provided for Parent above.

KIRA SCHWARTZ

Ms. Schwartz has served as a Director on Purchaser’s Board of Directors and as Secretary since Purchaser’s formation on September 15, 2016. Ms. Schwartz has served as Senior Vice President, Associate General Counsel at Allergan since March 2015. From July 2014 to March 2015, she served as Vice President, Associate General Counsel at Actavis plc. From October 2008 to July 2014, she served as Vice President, Associate General Counsel at Forest Laboratories, Inc. (acquired by Actavis plc).

JUDITH TOMKINS

Ms. Tomkins has served as Assistant Secretary since Purchaser’s formation on September 15, 2016. She has served as Corporate Counsel and Senior Corporate Counsel at Allergan since February 2013. From September 2009 to February 2013, Ms. Tomkins was an associate at Paul, Weiss, Wharton & Garrison LLP.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail: Computershare Trust Company, N.A. c/o Voluntary Corp Actions P.O. Box 43011 Providence, RI 02940-3011	By overnight or courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

212-929-5500 (Call Collect) or

CALL TOLL FREE 800-322-2885

Email: tenderoffer@mackenziepartners.com